Harleysville Group Inc.
2002 Annual Report

Harleysville
Good people to know

Strength.
Stability.
Performance.
Integrity.


Harleysville

You'll find them all in Harleysville, USA.

Welcome to Harleysville, USA.

Contents

We know this part of the world well. It's where we and our agents do business, and where the businesses we insure do business. It's a place where we offer valuable protection for policyholders – and profitable opportunities for those who invest in us.

You won't find Harleysville, USA on any map, but it's real enough. It's a place we have defined to meet our vision, a place where we are using our strengths to greatest advantage, insuring the businesses we know best, partnering with agents who value our brand and our support, and providing customers the sense of security that comes from our financial strength, stability and integrity.

Things are going well in Harleysville, USA. Take a closer look and see why.



Harleysville at a glance

- ☆ Premier provider of insurance products and services for small businesses and individuals; one of the top 50 U.S. property and casualty insurance groups
- ☆ Consolidated property and casualty operations of Harleysville Group and Harleysville Mutual produced $1.2 billion of direct written premium in 2002
- ☆ Strong balance sheet; rated "A" (Excellent) by A.M. Best Company
- ☆ Exceeded industry profitability, as measured by combined ratio, in 13 of the last 17 years
- ☆ Multi-line risk portfolio with 75% in commercial lines, 25% in personal lines
- ☆ Distribution through independent agents in 32 Eastern and Midwestern states
- ☆ Highly rated claims service
- ☆ Harleysville Group Inc. is a holding company publicly traded on Nasdaq (symbol: HGIC)

Harleysville Group Inc.

Companies owned	Companies managed
Harleysville Asset Management L.P.	Harleysville Mutual Insurance Company
Harleysville-Atlantic Insurance Company	Harleysville-Garden State Insurance Company
Harleysville Insurance Company	Harleysville Life Insurance Company
Harleysville Insurance Company of New Jersey	Harleysville Pennland Insurance Company
Harleysville Insurance Company of New York	
Harleysville Insurance Company of Ohio	
Harleysville Lake States Insurance Company	
Harleysville Preferred Insurance Company	
Harleysville Worcester Insurance Company	
Insurance Management Resources L.P.	

Financial highlights

Results (dollars in millions, except per share data)

	2002	2001
Net written premiums	$ 797.9	$ 747.6
Premiums earned	764.6	729.9
Investment income	86.3	85.5
Total revenues	847.7	827.8
Net income	46.3	43.5
Total assets	$2,311.5	$2,045.3
Per common share:		
Operating income (diluted)(1)	$ 1.92	$ 1.53
Net income (diluted)	1.53	1.46
Cash dividends	0.63	0.58
Ratios:		
Statutory combined ratio	101.9%	104.2%
Premium-to-surplus ratio	1.6:1	1.4:1
Debt-to-capital ratio(2)	14%	15%
Return on average equity(2)	8.2%	8.2%

Net written premiums *(in millions)*


$800
600
400
200
0
99 00 01 02

Operating income per share (diluted)(1)


$2.00
1.50
1.00
0.50
0.00
99 00 01 02

Combined ratio


108%
106%
104%
102%
100%
99 00 01 02

Return on average equity(2)


10%
8%
6%
4%
2%
0%
99 00 01 02

(1) Operating income is net of tax and excludes after-tax realized investment gains and losses.
(2) Excludes effect of SFAS No. 115.

Harleysville's balance sheet is strong.

At $1.92 per share, Harleysville's 2002 diluted operating earnings grew 25 percent over 2001.

In commercial lines – the largest segment of Harleysville's business – we continue to build margins and achieved a profitable 99.5 percent combined ratio.

Message to our shareholders

We look to the future with confidence. Harleysville is financially strong and operationally healthy. Our small commercial strategy is delivering profitable results.


Harleysville
Good people to know

Walter R. Bateman
Chairman of the Board
and Chief Executive Officer

Harleysville posted strong results for 2002. Commercial lines business, our most profitable, grew 16 percent last year and now accounts for 75 percent of our risk portfolio. Personal lines results improved as we continued to purge unprofitable risks, increase pricing and enhance margins in this business. As a result, our diluted operating earnings, at $1.92 a share, grew an impressive 25 percent over 2001.

Our strategic vision

Our results are far better than the industry average, and they should be. Indeed, they are driven by the strategic view of how this company should function, and the execution of the day-to-day competencies needed to achieve our goals.

We will be successful by concentrating on profitable classes of small commercial accounts, on disciplined underwriting, and on strong and profitable relationships with the best agencies in our markets.

Our value proposition

Harleysville's success depends on how well we add value to each of our key relationships – value we define according to the needs of each stakeholder:

- For our shareholders, we provide a clear picture of our financial performance, maintain superior financial strength and deliver an attractive return on investment.
- For our policyholders, we are the premier provider of quality insurance products and services that satisfy their business and personal needs. Our commitment to exceed our customers' service expectations differentiates us from our competitors.
- For our agents, we build strong partnerships, provide a stable market, and deliver attractive financial rewards to our most profitable partners.
- For our employees, we provide an ethical environment that fosters professional and personal growth, encourages teamwork, and rewards superior performance.

Our differentiators

Our strategic vision, our value proposition and our underwriting performance – collectively – have allowed us to establish a distinctive marketplace position.

Financial strength – punctuated by $2.3 billion in assets and $632 million of shareholders' equity – is first among the attributes that differentiate us from our competitors.

Our balance sheet is strong and is just one of many reasons we continue to merit an "A" (Excellent) rating from A.M. Best Company. Our operating cash flow for the year was robust, at $113 million. Our 1.6 to 1 premium-to-surplus ratio enables us to add new business. And even though the downturn in the equity markets caused us to recognize losses in 2002, the overall quality of our investment portfolio is excellent.

Our operating results also set us apart. With estimates for the industry combined ratio exceeding 106 percent for 2002, many insurers are not achieving an underwriting profit. The impact of this shortfall is magnified by the lower investment yields available and the increases to loss reserves some have made. In contrast, Harleysville has made notable progress toward overall profitability, improving to a 101.9 percent combined ratio in 2002, more than 2 points better than our 2001 result. In commercial lines – the largest segment of our business – we continue to build margins and achieved a profitable 99.5 percent combined ratio. In addition, our loss reserve record remains solid.


Harleysville

Our values

- ☆ Financial integrity
- ☆ Customer focus
- ☆ Continuous improvement
- ☆ Accessibility to decision makers
- ☆ Teamwork
- ☆ Respect for others
- ☆ Community support

Our small commercial business expertise distinguishes us from our competition. We know this market well and direct our agents to our preferred small business customer groups with comprehensive marketing and underwriting information. Our growth in these groups will drive greater profitability going forward.

A local presence allows us to work closely with our agents to better define the kind and quality of the business we put in our risk portfolio. That's one reason we maintain a network of local underwriting and marketing offices. That's also why we have a full complement of commercial lines and personal lines territory managers whose sole job is to work closely with our agents to help them write that business.

Our measured approach to awarding the Harleysville "franchise" also sets us apart. Agents clearly recognize the value of the Harleysville relationship. That's why they are more than willing to meet our demanding premium volume, growth and profitability requirements.

Our commitment to personal lines, too, is important to our agents, especially in light of their shrinking market options. By offering multi-line capabilities, the Harleysville franchise takes on even greater value. Personal lines has been profitable for us in the past and we are diligently working to make it so again. As we advance our strategy, personal lines will be a contributor to our earnings stability.

Our objectives

Our objectives are driven by our strategic vision and serve as the foundation of our operational performance.

Our primary objective is to achieve excellent financial results. We've done that consistently over both the short and long term. For example, we have outperformed the industry in return on equity in 16 of our 17 years as a public company, and in combined ratio results in 13 of those 17 years. The past year was no exception, as we surpassed industry estimates for 2002 in both measures. We will continue to establish financial and operational goals that distinguish us from our competitors, as well as the industry as a whole, and make us an attractive long-term investment for our shareholders.

We will continue growing our premium in small commercial accounts, especially in the preferred customer groups that offer huge growth potential.

We will advance our personal lines strategy by increasing our share of account business, tightening our risk-selection standards, increasing rates and exiting the less profitable segments of that business.



OFFICE PLAZA
HAIR STYLIST
PETS
BAKERY

Our emphasis on a disciplined approach to the fundamentals, "our triangle" – underwriting, pricing adequacy and agency relationship management – is moving us closer to an overall underwriting profit. For 2003, we believe our core growth will continue, because personal lines premium should stabilize and overall pricing will remain firm.

Strengthening our organization will be Harleysville Mutual's recent acquisition of Penn Mutual Insurance Company business, which in 2002 totaled $38 million in written premium. This in-market acquisition reinforces our position as a premier regional insurance provider and marks a step forward in our long-term growth strategy.

We will continue to improve customer retention by providing our agents with a consistent underwriting approach and by reblending our risk portfolio to increase the proportion of our book of business that comes from our preferred customer groups. Our customer retention also is enhanced by our well-deserved reputation for outstanding claims service to both our commercial and personal lines policyholders.

Improved retention is one of many factors that contributes to a lower expense ratio. Other initiatives, like the increased application of information technology and automated systems, will help us attain our expense goals in 2003.

The quality of our work force, of Harleysville people, affords us a significant strategic advantage, one we will continue to nurture through work force skill development and ongoing professional education.

Outlook

We look to the future with confidence. Harleysville is financially strong and operationally healthy. Our small commercial strategy is delivering profitable results. In business lines where we face profitability challenges, such as personal auto and workers compensation, we are implementing plans for improvement.

As the premier provider of insurance products and services for businesses and individuals, we expect to deliver superior returns to shareholders. After all, that's one of the things the "Good people to know" at Harleysville do best.

Walter R. Bateman

Walter R. Bateman
Chairman of the Board
and Chief Executive Officer

February 14, 2003

Our objectives

- ☆ Achieve excellent financial results
- ☆ Grow accounts in preferred small business groups
- ☆ Advance personal lines strategy
- ☆ Deliver exceptional customer service
- ☆ Continue to improve work force quality
- ☆ Optimize productivity


PEARL
PRINTING CO
BIKES

Harleysville, USA

Delivering results

Harleysville provides the local, personalized service to agents that sets us apart from competitors and builds profitable premium volume.

Map of operations



☆ Corporate headquarters, underwriting/marketing offices and central claims unit

○ Underwriting/marketing offices and claims service centers

○ Underwriting/marketing offices

The success of our business strategy rests on how well we execute it. Many insurers target the same small business and personal lines account customers we do, but reaching those customers effectively is another matter entirely.

The Harleysville advantage comes from our network of agencies, the field organization that supports those agencies and the strength of the relationship between the two. While many property and casualty insurers use independent agents, fewer and fewer have a network of local offices.

Harleysville, by contrast, is strengthening field underwriting and customer support because they help produce superior underwriting results.

Emblematic of our local approach are the more than 60 territory managers for commercial and personal lines who represent their respective field offices. These employees spend their time in agents' offices helping underwrite new and renewal accounts. Working closely with key producers helps the agency and allows Harleysville to put the best business on the books before another insurer gets the opportunity.

Supporting the underwriting function is the extraordinary claims service that helps us retain business. In the past three years, our claims structure has been streamlined for greater efficiency and effectiveness, and it continues to earn excellent service ratings from policyholders even though we now devote fewer employees to claims handling. Agents appreciate our quick-response system because it keeps their policyholders satisfied. And satisfied policyholders are loyal customers.

Recognizing that skilled employees drive productivity and operating results, we continue to build our work force quality by hiring good people and by investing in their growth through continuing professional development. In fact, approximately 25 percent of Harleysville's 2,413 employees participate in formal education programs each year – a rate five times higher than average according to a survey of employers conducted by one of the nation's leading human resources consulting firms.

We reward our people well. Our "Good people to know" program recognizes special effort and we provide incentives for excellence – including financial rewards for actions that help achieve key objectives.



A disciplined approach to underwriting, pricing and agency management has produced positive underwriting results and strong growth in operating earnings.



Disciplined execution:
The key to profitability

While the property and casualty insurance business is inherently complex and the financial stakes are high, the essential ingredients of operating performance are basic. By emphasizing those fundamentals, Harleysville has been able to increase its profitability.

Our approach is known to Harleysville people as "our triangle," a reminder that operating performance rests on three legs: underwriting, pricing adequacy and agency relationship management. As we have concentrated on these areas, we've seen improved profitability follow.

Executing that discipline is not simple, of course. The only way to make the correct risk selection and pricing decisions on a day-to-day basis is with the systematic application of seasoned underwriting judgment – the basics, brought to a higher order of disciplined execution.

It's not difficult to determine what agents want in a relationship with us. What's difficult is developing a systematic way to fulfill those basic needs consistently and efficiently in order to serve the interests of the agent and Harleysville.

And, it's not difficult to understand how policyholders want to be treated when they file a claim. What's difficult is making sure we're responsive to those basic needs on every claim from every policyholder, a challenge we stand up to nearly a quarter of a million times a year.

The triangle is no longer a remedial measure. It now forms the foundation for the Harleysville culture because it clearly defines our steps to success...execute the basics consistently well...underwrite quality accounts...price every policy correctly...work in partnership with the very best agents...treat policyholders with concern and respect...and pay legitimate claims promptly and in full.

Simple, perhaps, but powerful, too, because disciplined execution of the triangle delivers results. That's why it's at the top of our priority list each and every year.

Lee Patkus

M. Lee Patkus
President and Chief Operating Officer



Local markets

Our marketing is heavily weighted toward small accounts in market segments that have been the most profitable for Harleysville.

The Harleysville mission as the premier provider of insurance for small commercial accounts and individuals, combined with our earnings objectives, leads directly to our strategy. That is, we plan to grow our commercial lines business fastest in classes that have a low to moderate risk profile, that enable us to sustain an adequate price, and that allow us to have a long-term relationship with the policyholder.

We prefer smaller accounts for a number of reasons. Most fundamental is that, historically, small business accounts have generated lower loss ratios. In short, they are more profitable. Additionally, small businesses are a huge market, one accessible to the agents who represent us. And finally, we know these customers well. We can underwrite them efficiently – often electronically – and we can price this business adequately because we can predict its loss development with greater accuracy.

Taken together, six broad industry classifications represent the majority of our current commercial accounts. During the past year, we have identified specific business classes within each of these six industry groups that we particularly want to underwrite, and have given our agents the support they need to go after this business.

As a result of those efforts, our preferred types of customers within the six broader categories now make up approximately 60 percent of our commercial risk portfolio. That percentage will continue to increase because our premium growth rate in those preferred customer groups is nearly three times greater than the growth rate for other commercial accounts.


AVAILABLE
OFFICE
SPACE
WHOLESALE
HEATING

A closer look

at the markets we serve

Identifying those customer groups with the greatest potential for profitability is at the heart of our marketing efforts. A sampling of the types of business we seek to insure follows.

Our annual growth rate in preferred customer groups is 24.4%, compared with 8.2% in other commercial accounts.

Retailers

Harleysville has targeted more than 60 categories of retail establishments, including bakeries; book stores; bicycle stores; coffee shops; drug stores; garden nurseries; grocery stores; paint, glass and wallpaper stores.

Building trades

Smaller, high-quality artisan contractors – financially stable, with favorable loss history. Some examples: installation of household appliances; driveway paving/repair; plastering and stucco work.

Service businesses

Beauty parlors; copying and duplicating services; dry cleaners; funeral homes; medical and lawyers' offices; photo studios; social, service and membership organizations; veterinary hospitals.

Wholesalers

Wholesalers/distributors of: air conditioning equipment; beverages; clothing; hardware, tools and plumbing supplies; office supplies; paper products.

Property managers

Well-constructed, financially stable, professionally managed properties less than 20 years old with on-site maintenance and an occupancy rate of 80 percent or more.

Light manufacturing

Beverage bottlers; manufacturers of: bottles and glass jars; china/porcelain; ice cream and frozen desserts; photographic equipment and supplies; plumbing fixtures; pottery; printing.


FLOWERS

Because we articulate a specific underwriting appetite to our agents, they know exactly what types of business we want most and they send us more of it. As a result of those higher-quality risk submissions, our acceptance rate is high and our commercial lines premium growth continues to outpace the industry.

Additionally, because our underwriting direction points toward quality business with lower loss ratios – and because we can process much of that business electronically at lower cost – we continue to exceed the industry's results in terms of overall underwriting performance.

That said, Harleysville's underwriting appetite is not limited to these preferred customer groups. We want growth in commercial lines overall, and we remain interested in quality commercial accounts that have satisfactory risk and pricing characteristics.

Adequate pricing continues to be the common denominator of underwriting excellence and we have pursued it vigorously over the past three years. We were out in front of much of the industry in raising prices, having achieved our 11th consecutive quarter of price increases in excess of 10 percent. Our goal is to continue to build the margins that have been eroded by 16 years of intense price competition. We believe market conditions will support continued progress toward this goal in 2003.

A practiced approach to preferred customer groups, an open attitude toward properly selected and properly priced commercial accounts generally, and a concerted effort to retain every profitable customer is the right course for earnings growth at Harleysville.

Portfolio mix

Year-end 1999


38%
62%

Year-end 2002


25%
75%

Commercial lines

Personal lines


DRUGS
SHOES
FABRICS
COMPUTERS

Efforts directed toward preferred customer groups give us a high-quality book of business that is properly priced and less prone to turnover.

A closer look
at market segmentation

As market segment leaders, assistant vice presidents Michele Yeagley (left) and Pat Mallory play integral roles in advancing Harleysville's growth in the small commercial markets.

Aided by a solid corporate strategy, reams of data, more than a year's worth of number crunching and a new underwriting appetite guide, Harleysville has created a much clearer picture of the most profitable opportunities for new small account business overall.

Now, Michele and Pat's efforts are focused on helping our profit centers identify the best and most profitable classes of business at the local level, develop marketing, underwriting, distribution and service strategies needed to attract that business, and assure we continuously measure our progress. In turn, the profit centers work with our agents to pinpoint areas of untapped potential in their own marketing territories, help them put that business on the books, and develop long-term agency business plans that ensure our producers' small-business sales objectives are closely aligned with Harleysville's going forward.

Delivering this support puts Michele and Pat on the road most days, educating field underwriters, sharing best practices, gathering competitive intelligence and continually refining our plans. Pat says Harleysville's segment strategy is right on track, especially since the company can offer its agents local underwriting support and consistency in underwriting appetite.

With a big head start and well-defined target markets, Michele and Pat add the leadership necessary to drive our strategy forward.


COFFEE SHOP

Harleysville, USA

Personal lines

Personal lines plays a strategic role in Harleysville's future.

Three-quarters of Harleysville's written premium comes from commercial lines. The remaining 25 percent, some $200 million, comes from personal lines, primarily private passenger auto and homeowners policies.

Over the past two years, Harleysville has taken a number of steps to return personal lines to profitability. Those efforts are having an impact. The combined ratio for homeowners insurance, one of the most problematic lines of business, improved from 117.8 percent in 2001 to a profitable 97.6 percent in 2002.

The right kind of business for Harleysville is account business – auto and homeowners, plus boat, excess liability and other personal lines coverage in a single, bundled product. We launched such a product – StarPak℠ – in 2002. Harleysville continues to write individual auto and homeowners policies, of course, just as we write commercial lines business that is not in a preferred customer group. But we want StarPak business – account business – to be the core growth engine of personal lines and we have arranged our marketing efforts to make it so.

Tightened risk selection and rate increases helped profitability, but we also did not renew a substantial number of policies and ended our relationships with those personal lines agencies whose business was a source of significant losses.

These actions resulted in a 13 percent decline in personal lines premium volume in 2002, and helped improve profitability. With most of the unprofitable business already off our books, we expect personal lines premium to stabilize. And by the end of this year, the stage will be set for growth, especially from agents with the right kind of business.

By advancing our strategy, personal lines will be a contributor to earnings growth. Moreover, for our agents, having a full portfolio of products in both commercial and personal lines adds real, differentiating value to the Harleysville brand.



Personal lines adds value to the Harleysville brand and gives us a stronger position in agencies that handle both commercial and personal lines.

A closer look

at what agents seek from Harleysville

John Davis likes what he gets from Harleysville: a company well-equipped to handle the $2.5 million in small commercial account business he has placed with us, a viable market for his $1.5 million in personal lines business, and a state-of-the-art facility that provides his customers the service quality he demands.

At one time, carriers willing to write both commercial lines and personal lines insurance were commonplace. No longer. Because Harleysville offers a broad product and service portfolio, John, who is executive vice president of operations for Insurance and Financial Services of Hockessin, Delaware, describes his association with Harleysville as a "unique strategic partnership."

That partnership works well because each partner is doing what they do best. John has our Service Center handle the day-to-day interaction with his Harleysville policyholders, everything from answering billing questions and providing quotations to reviewing insurance needs prior to renewal. According to John, his customers' reaction to dealing with the Service Center has been very positive.

The reaction from his agency's producers has been equally positive. The transfer of customer service responsibilities to Harleysville has freed them to concentrate on what they do best: sales and marketing.

What does a successful agency like Insurance and Financial Services look for in an insurance carrier? Certainly small commercial and personal lines markets to start, plus exceptional service capabilities...precisely what Harleysville delivers.



Our franchise at work

Personal relationships, local presence and mutual rewards keep ties between Harleysville and high-performing agencies healthy, productive and profitable.

Top-tier agencies

Percent of agency force


31%

Percent of premium volume


57%

Our top-performing agencies grew premium by 21 percent in 2002.

The independent agency system is alive and well. It's the distribution method of choice for Harleysville because independent agents dominate insurance distribution in the commercial markets we most want to reach. The issue for Harleysville has been how to work with independent agents most effectively, both to grow our customer base and to improve profitability.

We have concentrated on identifying distribution partners who value our brand and are willing to make us one of their go-to markets. In return, we have redirected time, attention and resources to those agencies, an arrangement that has worked well both for us and our key agents.

We're now generating a greater proportion of premium from a smaller group of high-quality agencies – premium that has also proven to be more profitable.

To illustrate that productivity, we can look to New Jersey, where the top 20 Harleysville agencies in that state give us an average of $2.2 million in premium annually, and account for about 45 percent of that operation's new business.

Harleysville parted company with more than 1,000 agencies during the past three years to end unproductive relationships. The agencies that remain with Harleysville are profitable and committed. And we want more of them.

Harleysville has been appointing new agencies throughout 2002, an activity that will continue apace in 2003. The criteria to receive the Harleysville franchise are the same we apply to every agency: commitments to making Harleysville one of its top markets, to growth in premium volume and to profitability.

Premium growth is important to earnings growth, whether that growth comes from a veteran Harleysville agency or from a newly appointed agency. For that reason, as we move through 2003, look for the Harleysville agency plant to grow.



Our agency plant plays a key role in our marketing effectiveness and underwriting profitability.

A closer look

at the local relationship

Delivering nearly $4 million in new commercial lines premium annually, First Union Insurance Services is Harleysville's biggest agency in New Jersey and one of its fastest growing. Numbers that large certainly deserve special attention. From the perspective of Brian Flemming (right) – the commercial lines territory manager who works closely with the agency – the opposite also is true: special attention leads to large numbers.

Bill Bittner, senior vice president and managing director of property and casualty for First Union, agrees. He credits Harleysville's local, hands-on approach for the success of their relationship.

A look at Brian's appointment book confirms that assessment. Brian spends every Thursday at the agency's headquarters in Wayne, New Jersey, discussing accounts and identifying new business that has the best fit with Harleysville. Much of the balance of the week is focused on servicing First Union business from his own office or on-site at one of First Union's other office locations.

That interaction leads to lots of on-the-spot business submissions. It also leads to mutual respect. Brian says everyone in the agency, from Bill Bittner to the agency's producers, knows Harleysville will do what it can to satisfy the agency.

According to Brian, the agency's producers also find dealing with Harleysville a refreshing change. With some carriers, they say, placing a single account may require calling underwriters in different divisions in different states. When problems arise, they find themselves talking to a series of anonymous voices at distant call centers. With Harleysville, they simply call Brian.

A regional company with a local presence and attentive, personal service may not sound like a secret formula for success, but for Bill Bittner and First Union Insurance Services, it's a formula that works.



Historical financial perspectives

Basic operating income per common share


$2.00
1.50
1.00
0.50
0.00
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

During Harleysville Group's 17 years as a public company, basic operating earnings per share have increased from $0.42 in 1986 to a record $1.96 in 2002. Results were impacted by catastrophes in 1994, 1996 and 1999, but rebounded sharply in 1995, 1997 and 2000.

Shareholders' equity per common share


$25
20
15
10
5
0
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Shareholders' equity per share has increased each year since 1986 and has grown at a compounded annual rate of 9.7 percent over that time.

Return on average equity


20%
15%
10%
5%
0%
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Harleysville Group has outperformed the property and casualty insurance industry every year but one since 1986, and has produced an average annual rate of return of 11.9 percent.

Net written premiums
(in millions)


$800
700
600
500
400
300
200
100
0
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Increased pooling participation, coupled with geographic and product expansion, has resulted in a 9.4 percent compound annual growth rate of net written premiums since 1986.

Mix of business
(Year-end 2002)



Commercial auto	25.0%
Workers compensation	14.4%
Commercial multi-peril	28.2%
Other commercial lines	7.2%
Commercial lines total:	**74.8%**
Personal auto	15.7%
Homeowners	8.5%
Other personal lines	1.0%
Personal lines total:	**25.2%**

Harleysville Group's commercial lines business has grown faster than its personal lines business throughout its history as a public company. Ninety-seven percent of Harleysville's commercial lines sales come from smaller accounts with 50 or fewer employees.

Combined ratio


120%
115%
110%
105%
100%
95%
90%
85%
80%
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Harleysville Group's average statutory combined ratio is 104.7 percent during its 17-year history, ranging from 98.1 percent in 1986 to 111.4 percent in 1994. The company has outperformed the property and casualty insurance industry in this category 13 times in those 17 years.

Annual dividend per common share



$.80
.70
.60
.50
.40
.30
.20
.10
.00
86 87* 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

**Excludes special dividend*

Harleysville Group's policy is to pay dividends based on the company's operating results, overall financial condition, capital requirements and general business conditions.

Since going public in 1986, dividends have grown at a compound annual growth rate of 12.4 percent and the company has increased its dividend every year. A dividend has now been paid in 66 consecutive quarters.

Year-end closing market price per common share



$30
25
20
15
10
5
0
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

On May 23, 1986, Harleysville Group successfully completed its initial public offering, with net proceeds amounting to $32.1 million. The initial price of the stock, as adjusted for stock splits, was $5.16 per share.

Following a three-for-two stock split in 1991, Harleysville Group's stock price rose to $11.13 per share. The $16.50 high attained in 1995 stood as a company record until November 3, 1997, when the price rose to $27.50 after a two-for-one split of common stock and an increase in the regular quarterly dividend. A new high was established on May 8, 2002, when the stock reached $32.41 per share. Harleysville Group's stock closed the year 2002 at a price of $26.43 per share.

Investment assets
(At fair value, December 31, 2002)



Municipals 42%
Short-term investments 5%
US government & agency securities 4%
Corporates 30%
Mortgage-backed securities 13%
Equity securities 6%

Invested assets are managed to complement and support Harleysville Group's insurance operations. By maintaining a high-quality, widely diversified portfolio, primarily in fixed maturity securities, the company seeks to maximize after-tax investment income.

Harleysville began adding equity securities to investment portfolios in 1994 to provide greater rates of return. The $64 million invested in equities is now worth $107 million.

Investment income
(in millions)



$100
80
60
40
20
0
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Since 1986, investment income has grown at a compound annual rate of 14.8 percent.

Quality of fixed maturity investment portfolio
(At fair value, December 31, 2002)



Aaa 54%
Aa 29%
A 15%
Baa 2%

The fixed maturity portfolio is structured to:
(1) maximize after-tax investment income;
(2) minimize credit risk; and
(3) provide adequate funds to pay claims without forced sales of investments.

At December 31, 2002, 98 percent of fixed maturity investments were rated "A" or better by Moody's Investors Service. The company does not invest in real estate, mortgage loans, derivatives or non-investment grade fixed income securities.

Historical financial data

Results (dollars in millions, except per share data)

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Net written premiums	**$797.9**	$747.6	$701.5	$724.3	$686.1	$616.9	$660.7	$505.5	$449.4	$395.2	$365.0
Premiums earned	**764.6**	729.9	688.3	707.2	664.6	624.9	615.2	477.0	447.7	388.5	359.2
Investment income	**86.3**	85.5	86.8	85.9	86.0	81.8	78.0	68.4	64.4	59.2	57.9
Total revenues	**847.7**	827.8	802.6	824.8	779.3	724.2	707.4	558.5	525.5	457.8	428.5
Net income	**46.3**	43.5	48.7	39.9	63.4	54.1	28.7	41.3	18.5	31.9	26.9
Per common share:											
Operating income (basic)[1]	**$1.96**	$1.56	$1.47	$1.10	$1.82	$1.74	$0.96	$1.47	$0.61	$1.18	$0.84
Net income (basic)	**1.56**	1.49	1.69	1.37	2.18	1.89	1.03	1.53	0.70	1.24	1.07
Cash dividends	**0.63**	0.58	0.55	0.52	0.48	0.44	0.40	0.36	0.33	0.30	0.26
Ratios:											
Statutory combined ratio	**101.9%**	104.2%	106.1%	107.8%	103.2%	103.5%	107.3%	103.4%	111.4%	106.7%	108.8%
Premium-to-surplus ratio	**1.6:1**	1.4:1	1.4:1	1.4:1	1.4:1	1.6:1	2.0:1	1.7:1	1.7:1	1.8:1	2.0:1
Debt-to-capital ratio[2]	**14%**	15%	16%	17%	18%	20%	22%	23%	26%	27%	9%
Return on average equity[2]	**8.2%**	8.2%	9.9%	8.6%	14.8%	14.4%	8.5%	13.6%	6.7%	12.6%	12.0%

Financial position

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Total assets	**$2,311.5**	$2,045.3	$2,021.9	$2,020.1	$1,934.5	$1,801.2	$1,622.6	$1,378.3	$1,241.1	$1,180.4	$957.6
Debt and lease obligations	**95.6**	96.1	96.5	96.8	97.1	97.4	97.7	98.0	100.2	100.4	22.7
Shareholders' equity	**632.1**	590.3	566.6	526.9	529.7	446.5	370.2	345.0	276.9	267.7	237.4
Per common share:											
Shareholders' equity	**$21.13**	$20.05	$19.54	$18.29	$18.17	$15.49	$13.09	$12.57	$10.36	$10.25	$9.29
Market price: High	**$32.41**	$30.25	$30.63	$26.13	$28.50	$27.50	$16.38	$16.50	$15.13	$16.38	$14.13
Low	**19.58**	19.11	11.63	12.63	17.25	14.38	12.25	11.75	9.88	11.50	9.00
Close	**26.43**	23.89	29.25	14.25	25.81	24.00	15.25	16.19	12.13	15.13	14.13

[1] Operating income is net of tax and excludes after-tax realized investment gains.
[2] Excludes effect of SFAS No. 115.

Financial Information

Selected Consolidated Financial Data

At December 31, 2002, Harleysville Group Inc. (Company) was approximately 56% owned by Harleysville Mutual Insurance Company (Mutual). Harleysville Group Inc. and its wholly owned subsidiaries (collectively, Harleysville Group) are engaged in property and casualty insurance. These subsidiaries are: Harleysville-Atlantic Insurance Company (Atlantic), Harleysville Insurance Company (HIC), Harleysville Insurance Company of New Jersey (HNJ), Harleysville Insurance Company of New York (HIC New York), Harleysville Insurance Company of Ohio (HIC Ohio), Harleysville Lake States Insurance Company (Lake States), Harleysville Preferred Insurance Company (Preferred), Harleysville Worcester Insurance Company (Worcester), Mid-America Insurance Company (Mid-America), and Harleysville Ltd., a real estate partnership that owns the home office.

Year Ended December 31,	2002	2001	2000	1999	1998
			(in thousands, except per share data)		
Income Statement Data[(1)]**:**					
Premiums earned	$ 764,636	$ 729,889	$ 688,330	$ 707,200	$ 664,604
Investment income, net	86,265	85,518	86,791	85,894	86,025
Realized investment gains (losses)	(18,448)	(3,071)	9,780	16,222	16,085
Total revenues	847,736	827,751	802,571	824,756	779,311
Income before income taxes	56,482	51,800	57,705	47,752	80,441
Income taxes	10,227	8,307	9,013	4,935	17,028
Net income	46,255	43,493	48,692	39,913	63,413
Basic earnings per share	$ 1.56	$ 1.49	$ 1.69	$ 1.37	$ 2.18
Diluted earnings per share	$ 1.53	$ 1.46	$ 1.67	$ 1.35	$ 2.15
Cash dividends per share	$ .63	$ .58	$ .55	$ .52	$ .48
Balance Sheet Data at Year End:					
Total investments	$1,706,900	$1,611,144	$1,599,125	$1,604,022	$1,579,566
Total assets	2,311,524	2,045,290	2,021,862	2,020,056	1,934,497
Debt	95,620	96,055	96,450	96,810	97,140
Shareholders' equity	632,112	590,298	566,581	526,894	529,658
Shareholders' equity per share	$ 21.13	$ 20.05	$ 19.54	$ 18.29	$ 18.17

(1) *The Company's insurance subsidiaries participate in an underwriting pooling arrangement with Mutual. Harleysville Group's participation was 72% for all years presented. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note 2(a) of the Notes to Consolidated Financial Statements.*

Management's Discussion and Analysis of Results of Operations and Financial Condition

Certain of the statements contained herein (other than statements of historical facts) are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to the Company's growth and economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond the Company's control and have been made based upon management's expectations and beliefs concerning future developments and their potential effect on Harleysville Group. There can be no assurance that future developments will be in accordance with management's expectations so that the effect of future developments on Harleysville Group will be those anticipated by management. Actual financial results including premium growth and underwriting results could differ materially from those anticipated by Harleysville Group depending on the outcome of certain factors, which may include changes in property and casualty loss trends and reserves; natural catastrophe losses; competition in insurance product pricing; government regulation and changes therein which may impede the ability to charge adequate rates; performance of the financial markets; fluctuations in interest rates; availability and price of reinsurance; and the status of labor markets in which the Company operates.

Results of Operations

Harleysville Group underwrites property and casualty insurance in both the personal and commercial lines of insurance. The personal lines of insurance include both auto and homeowners, and the commercial lines include auto, commercial multi-peril and workers compensation. The business is marketed primarily in the eastern and midwestern United States through independent agents.

Historically, Harleysville Group's results of operations have been influenced by factors affecting the property and casualty insurance industry in general. The operating results of the United States property and casualty insurance industry have been subject to significant variations due to competition, weather, catastrophic events, regulation, general economic conditions, judicial trends, fluctuations in interest rates and other changes in the investment environment.

Harleysville Group's premium growth and underwriting results have been, and continue to be, influenced by market conditions. Insurance industry price competition has often made it difficult both to obtain and to retain properly priced personal and commercial lines business. It is management's policy to maintain its underwriting standards, even at the expense of premium growth.

The key elements of Harleysville Group's business model are the sales of properly priced and underwritten personal and commercial property and casualty insurance through independent agents and the investment of the premiums in a manner that assures claims and expenses can be paid while providing a return on the capital employed. Loss trends and investment performance are critical factors in influencing the success of the business model. These factors are affected by the factors impacting the insurance industry in general as described above and factors unique to Harleysville Group as described in the following discussion.

Transactions with Affiliates

The Company's property and casualty subsidiaries participate in a pooling agreement with Mutual. The pooling agreement provides for the allocation of premiums, losses, loss settlement expenses and underwriting expenses between Harleysville Group and Mutual. Harleysville Group is not liable for any pooled losses occurring prior to January 1, 1986, the date the pooling agreement became effective. Harleysville Group's participation in the pool has been 72% since January 1, 1998.

Because the pooling agreement does not relieve Harleysville Group of primary liability as the originating insurer, there is a concentration of credit risk arising from business ceded to Mutual. However, the pooling agreement provides for the right of offset and the net balance of Harleysville Group with Mutual was not material at December 31, 2002 and 2001. Mutual has an A.M. Best rating of "A" (Excellent).

Harleysville Group has off-balance-sheet credit risk related to approximately $68 million and $64 million of premium balances due to Mutual from agents and insureds at December 31, 2002 and 2001, respectively. Mutual bills and collects such receivables on behalf of Harleysville Group for efficiency reasons. Harleysville Group recognizes any associated bad debts, which have not been material.

Harleysville Group has attempted to reduce the potential impact of future catastrophes by achieving greater geographic distribution of risks, reducing exposure in catastrophe-prone areas and through reinsurance, including an agreement with Mutual. Effective January 1, 1997, Harleysville Group entered into a reinsurance agreement with Mutual whereby Mutual, in return for a reinsurance premium, reinsured accumulated catastrophe losses up to $14.4 million in a quarter for 2002, 2001 and 2000. This reinsurance coverage was in excess of a retention of $3.6 million in a quarter for 2002, 2001 and 2000. The agreement excludes catastrophe losses resulting from earthquakes, terrorism or hurricanes, and supplements the existing external catastrophe reinsurance program. Under this agreement, Harleysville Group ceded to Mutual premiums earned of $7.8 million, $7.0 million and $6.8 million, and losses incurred of $0.3 million, $8.0 million and $4.4 million for 2002, 2001 and 2000, respectively. The premiums for this reinsurance were established in consultation with an independent actuarial firm.

Harleysville Ltd. is a subsidiary of the Company and leases the home office to Mutual, which shares the facility with Harleysville Group. Rental income under the lease was $3.5 million for both 2002 and 2001 and $3.4 million for 2000 and is included in other income after elimination of intercompany amounts of

$2.2 million in 2002 and $2.1 million in both 2001 and 2000. The lease has a five-year term expiring December 31, 2004 and includes a formula for additional rent for any additions, improvements or renovations. Mutual is responsible for the building operating expenses including maintenance and repairs. The pricing of the lease was based upon an appraisal obtained from an independent real estate appraiser.

Harleysville Group provides certain management services to Mutual and other affiliates. Harleysville Group received a fee of $6.8 million, $7.3 million and $7.4 million in 2002, 2001 and 2000, respectively, for its services under these management agreements. Under related agreements, Harleysville Group serves as the paymaster for Harleysville companies, with each company being charged for its proportionate share of salary and employee benefits expense based upon time allocation. The level of fees has been approved by each state insurance department having jurisdiction.

Intercompany balances are created primarily from the pooling arrangement (settled quarterly), allocation of common expenses, collection of premium balances and payment of claims (settled monthly). No interest is charged or received on intercompany balances due to the timely settlement terms and nature of the items.

Harleysville Group borrowed $18.5 million from Mutual in connection with the acquisition of Mid-America and HIC New York in 1991. It was a demand loan with a stated maturity in March 1998. In February 1998, the maturity was extended to March 2005 and the interest rate became LIBOR plus 0.65%, which was a commercially reasonable market rate in 1998. Interest expense on this loan was $0.5 million, $0.9 million and $1.3 million in 2002, 2001 and 2000, respectively.

Harleysville Group has no material relationships with current or former members of management other than compensatory plans and arrangements disclosed or described in the Company's public filings.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require Harleysville Group to make estimates and assumptions (see Note 1 of the Notes to Consolidated Financial Statements). Harleysville Group believes that of its significant accounting policies, the following may involve a higher degree of judgment and estimation. The judgments, or the methodology on which the judgments are made, are reviewed quarterly with the Audit Committee.

Liabilities for Losses and Loss Settlement Expenses. The liability for losses and loss settlement expenses represents estimates of the ultimate unpaid cost of all losses incurred, including losses for claims which have been incurred but not yet been reported to Harleysville Group. The amount of loss reserves for reported claims is based primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. The amounts of loss reserves for incurred but unreported claims and loss settlement expense reserves are determined utilizing historical information by line of insurance as adjusted to current conditions. Inflation is implicitly provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results. Reserves are closely monitored and are recomputed periodically using the most recent information on reported claims and a variety of statistical techniques. It is expected that such estimates will be more or less than the amounts ultimately paid when the claims are settled. Changes in these estimates are reflected in current operations.

Investments. Generally, unrealized investment gains or losses on investments carried at fair value, net of applicable income taxes, are reflected directly in shareholders' equity as a component of comprehensive income and, accordingly, have no effect on net income. However, if the fair value of an investment declines below its cost and that decline is deemed other than temporary, the amount of the decline below cost is charged to earnings. Harleysville Group monitors its investment portfolio and reviews investments that have experienced a decline in fair value below cost each quarter to evaluate whether the decline is other than temporary. Such evaluations consider, among other things, the magnitude and reasons for a decline and the prospects for the fair value to recover in the near term. Future adverse investment market conditions, or poor operating results of underlying investments, could result in an impairment charge in the future.

Policy Acquisition Costs. Policy acquisition costs, such as commissions, premium taxes and certain other underwriting and agency expenses that vary with and are directly related to the production of business, are deferred and amortized over the effective period of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss settlement expenses, and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected losses and loss settlement expenses, may require adjustments to deferred policy acquisition costs.

Contingencies. Besides claims related to its insurance products, Harleysville Group is subject to proceedings, lawsuits and claims in the normal course of business. Harleysville Group assesses the likelihood of any adverse outcomes to these matters as well as potential ranges of probable losses. There can be no assurance that actual outcomes will be consistent with those assessments.

The application of certain of these critical accounting policies to the years ended December 31, 2002 and 2001 is discussed in greater detail below.

2002 Compared to 2001

Premiums earned increased $34.7 million, or 5% for the year ended December 31, 2002. The increase was primarily due to an increase in premiums earned for commercial lines of $59.8 million, or 12%, partially offset by a decrease of $25.1 million, or 11%, in personal lines premiums earned. The increase in premiums earned for commercial lines primarily was due to higher rates and was partially offset by fewer policy counts. The decline in policy counts was primarily in the workers compensation line of business. The decrease in premiums earned for personal lines primarily was due to fewer policy counts and was partially offset by higher rates. The reduction in personal lines volume was driven primarily by a planned reduction of business in certain less profitable states and the implementation of other more stringent underwriting processes. The trend of double-digit percentage growth in commercial lines premiums earned is expected to continue in 2003 while the decline in personal lines premiums earned is expected to be much lower in 2003 and may turn positive later in 2003.

Investment income increased $0.7 million, or 1%, for the year ended December 31, 2002, resulting from an increase in invested assets, partially offset by a lower yield on the fixed maturity investment portfolio.

Realized investment losses increased $15.4 million for the year ended December 31, 2002, primarily due to a $3.9 million decrease in gains on the sale of fixed maturity securities and an $11.5 million increase in losses from equity securities.

During 2002, Harleysville Group recognized other-than-temporary impairment charges as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(in thousands)		
Equity Securities:				
WorldCom	$2,444	$ 1,366	$	$
AOL Time Warner		3,641		
AT&T		1,358		
AT&T Wireless		1,162		
Bristol-Myers		2,677		
Corning Inc.		1,374		
Solectron Corp.		1,205		
Sun Microsystems		1,757		
Tyco		2,480		
Williams Cos.		3,559		
Bank of NY			1,273	
EMC Corp.			2,090	
Schering Plough			1,186	
Household Intl.				670
Total equity securities	2,444	20,579	4,549	670
Fixed Maturities:				
MCI Communications		665		
United Airlines				206
Total fixed maturities		665		206
Total investments	$2,444	$21,244	$4,549	$876

During the third and fourth quarters, Harleysville Group began to sell equity securities as part of a plan to carry back realized tax losses to recover taxes previously paid. All but two of the equity securities recognized as impaired were sold in a subsequent quarter of 2002.

Harleysville Group had gross realized equity investment losses of $28.6 million in 2002, which consisted of impairment charges of $28.2 million and $0.4 million from equity securities that were sold. Harleysville Group had gross realized fixed maturity losses of $2.7 million in 2002, which consisted of impairment charges of $0.9 million, $1.8 million from sales of one issuer's bonds with a cost of $8.3 million that had been below cost for approximately six months at the time of sale.

Harleysville Group evaluates its investment portfolio quarterly to determine if a decline in fair value below cost is other than temporary. Harleysville Group has written down to fair value, without exception, any equity security that has declined below cost by more than 20% and maintained such decline for six months, or by 50% or more, in the quarter in which either such decline occurred. In some cases, securities that have declined by a lesser amount or for a shorter period of time are written down if the evaluation indicates the decline is other than temporary. For example, one equity security had declined for a short period of time but was written down when the sale of the company at a value less than our cost was announced. Fair value of equity securities is based on the closing market value as reported by a national stock exchange or Nasdaq. The fair value of fixed maturities is based upon data supplied by an independent pricing service. It can be difficult to determine the fair value of non-traded securities but these are not material.

Harleysville Group holds securities with unrealized losses at December 31, 2002 as follows:

			Length of Unrealized Loss		
	Fair Value	Unrealized Loss	Less Than 6 Months	6 to 12 Months	Over 12 Months
			(in thousands)		
Equity securities	$49,886	$9,871	$3,439	$3,351	$3,081
Fixed maturities:					
Obligations of state and political subdivisions	$21,064	$ 256	$ 256	$	$
Corporate bonds	31,655	4,206	35	19	$4,152
Total bonds	$52,719	$4,462	$ 291	$ 19	$4,152

Substantially all of the fixed maturity securities are classified as available for sale and are carried at fair value on the balance sheet.

There are 24 positions that comprise the unrealized loss in equity investments at December 31, 2002. While 10 of these positions have been below cost for more than six months, they have had volatile price movements and have not been significantly below cost for significant continuous amounts of time. Harleysville Group has been monitoring these securities and it is possible that some may be written down in the income statement in 2003.

There are $30.3 million in fixed maturity securities, at amortized cost, that at December 31, 2002, had been below amortized cost for over 12 months. These primarily are comprised of airline enhanced equipment trust certificates (EETC) as follows:

	Cost	Fair Value	Maturity Dates
		(in thousands)	
American Airlines	$14,472	$12,371	2011
United Airlines	7,012	5,311	2010-2012
Other airlines	2,842	2,693	2011-2015
Other	6,014	5,813	2004-2008
	$30,340	$26,188	

After the events of September 11, 2001, air travel and the value of these airlines' EETC securities declined. The EETCs are all "A tranche" holdings, which means they are in a senior credit position to the underlying airplane collateral value as compared to B and C tranche holders. At the time of issuance, the collateral was appraised at approximately twice the value of the A tranche EETCs. At year end, major investment banks had estimated that in a distressed sale scenario, the value of the collateral would be approximately the same as the EETCs' cost. During the fourth quarter of 2002, United Airlines declared bankruptcy. At December 31, 2002, all of the EETCs continued to carry an investment grade rating. In the first quarter of 2003, the debt rating of American Airlines was downgraded by Moody's to non-investment grade. Harleysville Group is participating in certain EETC creditor committees and is monitoring developments. It is possible that these EETCs may be written down in the income statement in 2003, depending upon developments involving both the issuers and the threats of terrorism and war. During the fourth quarter of 2002, a $0.2 million impairment charge was recognized for United Airlines bonds, which were not EETCs and were not collateralized.

Income before income taxes increased $4.7 million, or 9%, for the year ended December 31, 2002 due to the higher investment income and a lower underwriting loss, partially offset by the increased realized investment losses.

The statutory combined ratio is a standard measure of underwriting profitability. This ratio is the sum of (1) the ratio of incurred losses and loss settlement expenses to net earned premium; (2) the ratio of expenses incurred for commissions, premium taxes, administrative and other underwriting expenses to net written premium; and (3) the ratio of dividends to policyholders to net earned premium. The combined ratio does not reflect investment income, federal income taxes or other nonoperating income or expense. Harleysville Group's statutory combined ratio improved to 101.9% for the year ended December 31, 2002 from 104.2% for the year ended December 31, 2001. Such decrease was due to improved results in both commercial lines and personal lines. The commercial lines combined ratio improved to 99.5% for the year ended December 31, 2002 from 100.0% for the year ended December 31, 2001. The personal lines combined ratio improved to 108.1% for the year ended December 31, 2002 from 113.1% for the year ended December 31, 2001. The improvement in commercial lines primarily was due to improved results in the commercial automobile and commercial multi-peril lines of business, partially offset by worse results in the workers compensation line of business, where losses have trended higher. The improvement in personal lines primarily was due to benefits from higher pricing, re-underwriting and agency management efforts, partially offset by higher loss trends in the personal automobile lines. The year ended December 31, 2001 also included estimated losses of $3.6 million resulting from the September 11, 2001 terrorist acts and a $2.6 million charge for guaranty fund and other assessments resulting from the liquidation of Reliance Insurance Company. These charges adversely affected the statutory combined ratio by 0.5 points and 0.4 points, respectively.

Losses ceded under the aggregate catastrophe reinsurance agreement with Mutual decreased by $7.6 million for the year ended December 31, 2002, as there were fewer severe storms than in the prior year.

Harleysville Group recognized favorable development in the provision for insured events of prior years of $4.6 million and $17.4 million in 2002 and 2001, respectively. Such development represents 0.6% and 2.2% of the net liability for unpaid losses and loss settlement expenses of $800.9 million and $792.6 million at December 31, 2001 and 2000, respectively. The favorable development for 2002 primarily related to lower-than-expected claim severity in both the commercial and personal lines of business. The favorable development for 2001 primarily related to lower-than-expected loss settlement expenses.

Of the $4.6 million of favorable development in 2002, $2.9 million was from commercial lines and was net of $6.7 million of favorable development in the 2001 accident year and $4.8 million of adverse development in the 1999 accident year and smaller amounts of development in every other accident year. The net liability for commercial lines unpaid losses and loss settlement expenses at December 31, 2001 for the 2001 and 1999 accident years was $236.2 million and $91.9 million, respectively. Favorable development in personal lines was $1.7 million for 2002 and was net of $3.8 million of favorable development in the 2001 accident year and $0.9 million of adverse development in the 1998 accident year and smaller amounts of development in every other accident year. The net liability for personal lines unpaid losses and loss settlement expenses at December 31, 2001 for the 2001 and 1998 accident years was $71.5 million and $11.7 million, respectively. Actuarial loss reserving techniques and assumptions, which rely on historical information as adjusted to reflect current conditions, have been consistently applied during the periods presented. Changes in the estimate of the liability for unpaid losses and loss settlement expenses were not actuarially significant and reflect actual payments and evaluations of new information and data since the last reporting date. These changes correlate with actuarial trends and primarily relate to lower-than-expected claim severity.

Of the $17.4 million of favorable development in 2001, $14.8 million was derived from a reduction in anticipated loss settlement expenses. During 2000, Harleysville Group completed a plan to consolidate its claims operations from 23 general claims offices into a centralized direct reporting center and four specialized regional claims centers, which resulted in the termination of 173 employees. At December 31, 2000, the liability for loss settlement expenses of $151.0 million was established based on historical trends with consideration given to benefits from staffing reductions that were expected from the claims reorganization. When establishing this liability, Harleysville Group did not have historical experience or data regarding such a reorganization that indicated that additional benefits were likely to be realized. During 2001, the actual loss settlement payments and actuarial data indicated, with increasing certainty, that the benefits from the claims reorganization were greater than originally anticipated due to the benefits of greater specialization of the staff and the favorable development was recognized throughout 2001 as the experience developed. Of the $14.8 million favorable development from loss settlement expenses, $13.5 million is from commercial lines and is from all of the accident years roughly in proportion to the loss reserves in those accident years. In addition to the $14.8 million of favorable loss settlement expense development, there was $2.6 million of net favorable loss development with no significant variances from a varied mix of accident years and lines.

The net liability at December 31, 2002 for unpaid losses and loss settlement expenses was $702.7 million for commercial lines and $154.5 million for personal lines. Harleysville Group has recorded the actuarial best estimate of the ultimate unpaid cost of all losses and loss settlement expenses incurred, including losses for claims that have been incurred but not yet been reported to Harleysville Group. The amount of loss reserves for reported claims is based primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. The amounts of loss reserves for unreported claims and loss settlement expense reserves are determined utilizing historical information by line of insurance as adjusted to current conditions. Inflation is implicitly provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results. A statistically determined range of estimates for commercial lines is $616.4 million to $822.1 million and for personal lines is $129.7 million to $176.4 million. The range of estimates around the actuarial best estimates is statistically determined in order to provide information regarding the variability of the actuarial best estimates. The ranges were determined using both paid and incurred loss development data with a 1,000 trial simulation run against each set of data. Development factors within each 12-month development period were assumed to be normally distributed with the means equal to the estimated age-to-age factors, and the standard deviations equal to the actual standard deviations of the data used. The resulting ranges produced by the simulation were then used to create a reasonable representation of a 90% confidence interval using the 5% point as the low end of the range and the 95% point as the high end of the range.

Because of the nature of insurance claims, there are uncertainties inherent in the estimates of ultimate losses. The aforementioned reorganization of the claims operation has resulted in new people and processes involved in settling claims. As a result, more recent statistical data reflects different patterns than in the past. For example, the rate of settlement of liability cases is generally slower than it had been before the reorganization. Harleysville Group believes that this reflects the impact of more specialized claims settlement activity and a related increase in litigation and has considered this in establishing its best estimates. On the other hand, smaller, routine property claims are being handled by a centralized claims unit that has led to faster settlement of such claims. These changes resulting from the claims reorganization give rise to uncertainty as to the pattern of future loss settlements. There are uncertainties regarding future loss cost trends particularly related to medical treatments and automobile repair. Court decisions, regulatory changes and economic conditions can affect the ultimate cost of claims that occurred in the past. Accordingly, the ultimate liability for unpaid losses and loss settlement expenses is likely to differ from the amount recorded at December 31, 2002. For every 1% change in the estimate, the effect on pre-tax income would be $8.6 million.

The property and casualty industry has had substantial aggregate loss experience from claims related to asbestos-related illnesses, environmental remediation, product and construction defect liability, mold, and other uncertain exposures. Harleysville Group has not experienced significant losses from such claims.

Effective for one year from July 1, 2002, the pool in which Harleysville Group and Mutual participate is reinsured under a catastrophe reinsurance treaty that provides coverage ranging from 84.8% to 94.3% of up to $140.0 million in excess of a retention of $30.0 million for any given catastrophe. Harleysville Group's 2002 pooling share of this coverage would range from 84.8% to 94.3% of up to $100.8 million in excess of a retention of $21.6 million for any given catastrophe. Accordingly, pursuant to the terms of the treaty, the maximum recovery would be $126.5 million for any catastrophe involving an insured loss of $170.0 million or greater. Harleysville Group's 2002 pooling share of this maximum recovery would be $91.1 million for any catastrophe involving an insured loss of $122.4 million or greater. The treaty includes reinstatement provisions for coverage for a second catastrophe and payment of an additional premium in the event of a first catastrophe occurring. Most terrorism losses would not be covered by the treaty. A separate property per risk reinsurance treaty covers certain terrorism losses. The maximum recovery by Harleysville Group on such terrorism losses would be $27.0 million.

2001 Compared to 2000

Premiums earned increased $41.6 million, or 6%, for the year ended December 31, 2001. The increase was due to an increase in premiums earned for commercial lines of $55.5 million, partially offset by a decrease of $13.9 million in personal lines premiums earned. The increase in premiums earned for commercial lines primarily was due to higher rates, partially offset by fewer policy counts. The decrease in premiums earned for personal lines primarily was due to fewer policy counts, partially offset by higher rates.

Investment income decreased $1.3 million, or 1%, for the year ended December 31, 2001 due to a lower yield on the investment portfolio.

Realized investment gains (losses) decreased $12.9 million for the year ended December 31, 2001 primarily resulting from greater losses on the sale of equity securities and an increase of $5.5 million in losses recognized on investments that were trading below cost on an other-than-temporary basis. Such increased losses were partially offset by greater gains on the sale of fixed maturities.

Income before income taxes decreased $5.9 million, or 10%, for the year ended December 31, 2001, due to the lower investment income and lower realized investment gains (losses), partially offset by a lower underwriting loss. Harleysville Group's statutory combined ratio improved to 104.2% for the year ended December 31, 2001 from 106.1% for the year ended December 31, 2000. Such decrease is primarily due to improved results in commercial lines, partially offset by worse results in personal lines. The commercial lines combined ratio improved to 100.0% for the year ended December 31, 2001 from 104.5% for the year ended December 31, 2000. The personal lines combined ratio declined to 113.1% for the year ended December 31, 2001 from 108.7% for the year ended December 31, 2000. The improvement in commercial lines primarily was due to benefits from higher pricing, re-underwriting and agency management efforts, partially offset by $3.6 million of net estimated losses ($.08 per basic share after taxes) resulting from the September 11, 2001 terrorist acts. The decline in personal lines profitability primarily was due to higher loss trends in the personal automobile lines.

The year ended December 31, 2001 included a $2.6 million charge ($.06 per basic share after taxes) for guaranty fund and other assessments resulting from the liquidation of Reliance Insurance Company. This charge adversely affected the statutory combined ratio by 0.4 points and the September 11 terrorist losses adversely affected it by 0.5 points. The year ended December 31, 2000 included a pre-tax charge of $1.1 million ($.03 per basic share after taxes) related to the consolidation of selected non-claims support services and office functions throughout the field operations. This restructuring charge adversely affected the statutory combined ratio by 0.2 points for the year ended December 31, 2000. Income before income taxes for the year ended December 31, 2000 also was reduced by $1.9 million ($.04 per basic share after taxes) to reflect the effect of a settlement of litigation between the North Carolina Rate Bureau and the Commissioner of Insurance over personal automobile insurance rate levels dating back to 1994. The settlement, which mandated a refund of premium be made to policyholders, adversely affected the combined ratio by 0.3 points.

Losses ceded under the aggregate catastrophe reinsurance agreement with Mutual increased by $3.6 million for the year ended December 31, 2001, as there were more severe storms, particularly in the Midwest, than in the prior year.

Harleysville Group recognized $48.9 million of favorable development in the provision for insured events of prior years in 2000, of which $20.2 million was from loss settlement expenses and $28.7 million was from losses. At December 31, 1999, the liability for loss settlement expenses of $158.5 million was established based on historical trends. The aforementioned claims reorganization plan was being implemented and was not complete at that time. As a result, Harleysville Group was unable to accurately estimate the benefits to the ultimate loss settlement expenses associated with claims that occurred prior to December 31, 1999. During 2000, the claims reorganization was completed and staffing efficiencies were achieved and the estimate of the liability for loss settlement expenses was adjusted in correlation with this information.

Of the $28.7 million of favorable loss development in 2000, $21.0 million was from commercial lines and $7.7 million was from personal lines. For both of these lines, the favorable development correlated with actuarial trends and primarily was in the three most recent accident years. Within the commercial lines, workers compensation claims developed favorably by $8.9 million primarily due to benefits of reform legislation that was passed in Pennsylvania and resulted in a reduction of medical cost trends from rules that controlled medical fees and a reduction in indemnity costs through rules that resulted in injured workers returning to work quicker. Such benefits affected almost all accident years.

New Accounting Standards

In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was issued. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Harleysville Group adopted the provisions of SFAS No. 142 effective January 1, 2002, at which time Harleysville Group ceased to record amortization expense related to its goodwill. The adoption of SFAS No. 142 resulted in a $0.8 million reduction in amortization expense in 2002 as compared to 2001. Harleysville Group's goodwill balance was $23.4 million at December 31, 2002. Harleysville Group completed its analysis of any potential impairment of the goodwill during the second quarter of 2002 and no adjustment was necessary.

Other new accounting standards that have been issued did not, or are not expected to, have a material impact on the consolidated financial statements.

Liquidity and Capital Resources

Liquidity is a measure of the ability to generate sufficient cash to meet cash obligations as they come due. Harleysville Group's primary sources of cash are premium income, investment income and maturing investments. Cash outflows can be variable because of uncertainties regarding settlement dates for liabilities for unpaid losses and because of the potential for large losses, either individually or in the aggregate. Accordingly, Harleysville Group maintains investment and reinsurance programs generally intended to provide adequate funds to pay claims without forced sales of investments. Harleysville Group models its exposure to catastrophes and has the ability to pay claims without selling held to maturity securities even for events having a low (less than 1%) probability. Even in years of greater catastrophe frequency, Harleysville Group has been able to pay claims without liquidating any investments. Harleysville Group has also considered scenarios of declines in revenue and increases in loss payments, and has the ability to meet cash requirements under such scenarios without selling held to maturity securities. Harleysville Group's policy with respect to fixed maturity investments is to purchase only those that are of investment grade quality.

Net cash provided by operating activities was $113.2 million and $45.8 million for 2002 and 2001, respectively. The increase in net cash provided by operating activities primarily consists of an increase in cash provided by underwriting activities.

Net cash used by investing activities was $100.9 million and $36.4 million for 2002 and 2001, respectively. The change is primarily due to increased net purchases of investments due to the increase in cash provided by operating activities.

Financing activities used net cash of $11.1 million in 2002 compared to $9.6 million in 2001. The change was primarily due to an increase in dividends paid, partially offset by an increase in the issuance of common stock.

Harleysville Group participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for a short period of time in return for a fee. At December 31, 2002, Harleysville Group held cash collateral of $139.2 million related to securities on loan with a market value of $135.5 million. Harleysville Group's policy is to require initial collateral of 102% of the market value of loaned securities plus accrued interest, which is required to be maintained daily by the borrower at no less than 100% of such market value plus accrued interest over the life of the loan. Acceptable collateral includes cash and money market instruments, government securities, "A" rated corporate obligations, "AAA" rated asset-backed securities or GICs and Funding Agreements from issuers rated "A" or better.

The Company had $8.7 million of cash and marketable securities and $42.0 million of dividends receivable from its subsidiaries at December 31, 2002, which are available for general corporate purposes including dividends, debt service, capital contributions to subsidiaries, acquisitions and the repurchase of stock. The Company's $75.0 million of notes payable are due in November 2003 and are expected to be refinanced. The Company has adopted a stock repurchase plan under which the Company may purchase up to 500,000 shares of Harleysville Group Inc. common stock. Mutual has authorized purchases of the common shares of Harleysville Group Inc. in an equal amount. At March 6, 2003, the Company and Mutual each have repurchased 1,250 of the shares authorized to be repurchased. Harleysville Group has no material commitments for capital expenditures as of December 31, 2002.

As a holding company, the Company's principal source of cash for the payment of dividends is dividends from its subsidiaries. The Company's insurance subsidiaries are subject to state laws that restrict their ability to pay dividends.

Applying the current regulatory restrictions as of December 31, 2002, $11.0 million would be available for distribution to the Company by its subsidiaries without prior regulatory approval until October 1, 2003, after which $52.9 million would be available for distribution to Harleysville Group Inc. without prior approval. See the Business-Regulation section of the Company's 2002 Form 10-K, which includes a reconciliation of net income and shareholders' equity as determined under statutory accounting practices to net income and shareholders' equity as determined in accordance with generally accepted accounting principles. Also, see Note 10 of the Notes to Consolidated Financial Statements.

The National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) standards that require insurance companies to calculate and report statutory capital and surplus needs based on a formula measuring underwriting, investment and other business risks inherent in an individual company's operations. These RBC standards have not affected the operations of Harleysville Group since each of the Company's insurance subsidiaries has statutory capital and surplus in excess of RBC requirements.

The NAIC has adopted the Codification of Statutory Accounting Principles with an effective date of January 1, 2001. The codified principles are intended to provide a basis of accounting recognized and adhered to in the absence of, conflict with, or silence of, state statutes and regulations. The impact of the codified principles on the January 1, 2001 statutory capital and surplus of the Company's insurance subsidiaries ranged from a decrease of $0.4 million to an increase of $6.4 million and was an increase of $21.0 million on a consolidated basis.

Harleysville Group had off-balance-sheet credit risk related to $68.0 million of premium balances due to Mutual from agents and insureds at December 31, 2002.

The following summarizes Harleysville Group's contractual obligations at December 31, 2002.

	Total	Less than 1 Year	1-3 Years	After 3 Years
		(in thousands)		
Contractual obligations:				
Debt	$95,620	$75,475	$19,585	$560

In 2001, GE Reinsurance Corporation (GE Re) sought rescission of a reinsurance agreement between Mutual and GE Re relating to certain automobile insurance policies written in California through a managing general agent beginning in 1999. On December 13, 2002, Mutual and GE Re settled this matter by agreeing to a commutation and termination of the reinsurance agreement effective December 31, 2002. The settlement agreement did not materially impact Harleysville Group's financial statements.

Impact of Inflation

Property and casualty insurance premiums are established before the amount of losses and loss settlement expenses, or the extent to which inflation may affect such expenses, are known. Consequently, Harleysville Group attempts, in establishing rates, to anticipate the potential impact of inflation. In the past, inflation has contributed to increased losses and loss settlement expenses.

Risk Factors

You should consider carefully the following risks, as well as the other information contained in our 2002 Report on Form 10-K. If any of the following risks actually occur, our business, financial condition and results of operations could be adversely affected. You should refer to the other information set forth in our 2002 Report on Form 10-K including our consolidated financial statements and the related notes.

Our reserves may not be adequate to cover our ultimate liability for losses and loss settlement expenses.

We are required to maintain loss reserves for our estimated liability for losses and loss settlement expenses associated with reported and unreported claims for each accounting period. We regularly review our reserving techniques and our overall amount of reserves and, based on our estimated liability, raise or lower the levels of our reserves accordingly. If our estimates are incorrect and our reserves are inadequate, we are obligated to increase our reserves. An increase in reserves results in an increase in losses and a reduction in our net income for the period in which the deficiency in reserves is identified. Accordingly, an increase in reserves could have a material adverse effect on our results of operations, liquidity and financial condition. Our reserve amounts are estimated based on what we expect our ultimate liability for losses and loss settlement expenses to be. These estimates are based on facts and circumstances of which we are aware, predictions of future events, trends in claims severity and frequency and other subjective factors. Although we use a number of methods to project our ultimate liability, there is no method that can always exactly predict our ultimate liability for losses and loss settlement expenses.

In addition to reviewing our reserving techniques, as part of our reserving process we also consider:

- information regarding each claim for losses;
- our loss history and the industry's loss history;
- legislative enactments, judicial decisions and legal developments regarding damages;
- changes in political attitudes; and
- trends in general economic conditions, including inflation.

We cannot be certain that the reserves we establish are adequate now or will be adequate in the future.

Catastrophic events can have a significant impact on our financial and operational condition.

Results of property insurers are subject to weather and other events prevailing in any given year. While one year may be relatively free of major weather or other disasters, another year may have numerous such events causing results for that year to be materially worse than for other years.

Our insurance subsidiaries have experienced, and are expected in the future to experience, catastrophe losses. It is possible that a catastrophic event or a series of multiple catastrophic events could have a material adverse effect on the operating results and financial condition of our insurance subsidiaries, thereby limiting the ability of our insurance subsidiaries to pay dividends to us.

Various events can cause catastrophes, including severe winter weather, hurricanes, windstorms, earthquakes, hail, terrorism, explosions and fires. The frequency and severity of these catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposures in the area affected by the event and the severity of the event.

Our insurance subsidiaries seek to reduce the impact on our business of a catastrophe through geographic diversification and through the purchase of reinsurance covering various categories of catastrophes, which generally excludes terrorism. Nevertheless, reinsurance may prove inadequate if:

- a major catastrophic loss exceeds the reinsurance limit, or
- an insurance subsidiary pays a number of smaller catastrophic loss claims that, individually, fall below the subsidiary's retention level.

We face significant competition from other regional and national insurance companies, agents and from self-insurance.

We compete with local, regional and national insurance companies, including direct writers of insurance coverage. Many of these competitors are larger than we are and many have greater financial, technical and operating resources. In addition, we face competition within each insurance agency that sells our insurance because we sell through independent agencies that represent more than one insurance company.

The property and casualty insurance industry is highly competitive on the basis of product, price and service. If our competitors offer products with more coverage, or price their products more aggressively, our ability to grow or renew our business may be adversely impacted. There are many companies competing for the same insurance customers in the geographic areas in which we operate. The internet also could emerge as a significant source of new competition, both from existing competitors using their brand name and resources to write business through this new distribution channel and from new competitors.

We also face competition because of entities that self-insure, primarily in the commercial insurance market. From time to time, certain of our customers and potential customers may examine the benefits and risks of self-insurance and other alternatives to traditional insurance.

A number of new, proposed or potential legislative or industry developments could further increase competition in the property and casualty insurance industry. These developments include:

- the enactment of the Gramm-Leach-Bliley Act of 1999, which could result in increased competition from new entrants to the insurance market, including banks and other financial service companies;
- programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative market types of coverage; and
- changing practices caused by the internet, which have led to greater competition in the insurance business and, in some cases, greater expectations for customer service.

New competition from these developments could cause the supply or demand for insurance to change, which could adversely affect our results of operations and financial condition.

We are heavily regulated in the states in which we operate.

We are subject to extensive supervision and regulation in the states in which we transact business. The primary purpose of supervision and regulation is to protect individual policyholders and not shareholders or other investors. Our business can be adversely affected by private passenger automobile insurance regulations and any other regulations affecting property and casualty insurance companies. For example, laws and regulations can reduce or set rates at levels that we do not believe are adequate for the risks we insure. Other laws and regulations can limit our ability to cancel or refuse to renew policies and require us to offer coverage to all consumers. Changes in laws and regulations, or their interpretations, pertaining to insurance, including workers compensation, may also have an adverse effect on our business. Although the federal government does not directly regulate the insurance industry, federal initiatives, such as federal terrorism backstop legislation, from time to time, also can impact the insurance industry.

In addition, proposals intended to control the cost and availability of health care services have been debated in the U.S. Congress and state legislatures. Although we do not write health insurance, rules affecting health care services can affect other insurance that we write, including workers compensation, and commercial and personal automobile and liability insurance. We cannot determine whether or in what form health care reform legislation may be adopted by the U.S. Congress or any state legislature. We also cannot determine the nature and effect, if any, that the adoption of health care legislation or regulations, or changing interpretations, at the federal or state level would have on us.

The property and casualty insurance industry is cyclical.

Historically, the results of the property and casualty insurance industry have been subject to significant fluctuations over time due to competition and due to unpredictable developments, including:

- natural and man-made disasters;
- fluctuations in interest rates and other changes in the investment environment that affect returns on our investments;
- inflationary pressures that affect the size of losses; and
- legislative and regulatory changes and judicial decisions that affect insurers' liabilities.

The demand for property and casualty insurance, particularly commercial lines, also can vary with the overall level of economic activity. In addition to the cyclicality of the property and casualty industry, our surety business is affected adversely by economic downturns that make it difficult for the insureds whose obligations we guarantee to fulfill their obligations.

Our ability to reduce our exposure to risks depends on the availability and cost of reinsurance.

We transfer a portion of our exposure to selected risks to other insurance and reinsurance companies through reinsurance arrangements. Under our reinsurance arrangements, another insurer assumes a specified portion of our losses and loss settlement expenses in exchange for a specified portion of policy premiums. The availability, amount and cost of reinsurance depend on market conditions and may vary significantly. Any decrease in the amount of our reinsurance will increase our risk of loss. Furthermore, we face a credit risk when we obtain reinsurance because we are still liable for the transferred risks if the reinsurer cannot meet the transferred obligations. Therefore, the inability of any of our reinsurers to meet its financial obligations could materially and adversely affect our operations.

Many reinsurers experienced significant losses related to the terrorist acts of September 11, 2001, and future terrorist acts may have similar effects. As a result, we may incur significantly higher reinsurance costs and more restrictive terms and conditions, or may be unable to obtain reinsurance for some types of commercial exposures.

Our performance is tied to the economic and regulatory conditions and weather-related events in the eastern and midwestern United States.

We write property and casualty insurance business in the eastern and midwestern United States. Consequently, unusually severe storms or other natural or man-made disasters that destroy property in these states could adversely affect our operations. Our revenues and profitability also are subject to prevailing economic and regulatory conditions in the states in which we write insurance. We may be exposed to risks of adverse developments that are greater than if we conducted business nationwide.

We depend on our investments to support our operations and to provide a significant portion of our revenues and earnings.

We, like many other property and casualty insurance companies, depend on income from our investment portfolio for a significant portion of our revenues and earnings. Any significant decline in our investment income as a result of falling interest rates, decreased dividend payment rates or general market conditions would have an adverse effect on our results. Any significant decline in the market value of our investments would reduce our shareholders' equity and our policyholders' surplus, which could impact our ability to write additional business.

We depend on independent insurance agents.

We market and sell our insurance products through independent, non-exclusive insurance agencies. These agencies are not obligated to sell our insurance products, and generally they also sell our competitors' insurance products. As a result, our business depends in part on the marketing and sales efforts of these agencies. If we diversify and expand our business geographically, then we may need to expand our network of agencies to successfully market our products. If these agencies fail to market our products successfully, our business may be adversely impacted. Also, independent agents may decide to sell their businesses to banks, other insurance agencies or other businesses. Changes in ownership of agencies, or expansion of agencies through acquisition, could adversely affect an agency's ability to control growth and profitability, thereby adversely affecting our business.

We may be adversely impacted by a change in our rating.

Insurance companies are subject to financial strength ratings produced by external rating agencies. Higher ratings generally indicate financial stability and a strong ability to pay claims. Ratings are assigned by rating agencies to insurers based upon factors that they believe are relevant to policyholders. Ratings are not recommendations to buy, hold or sell our securities.

The principal agencies that cover the property and casualty industry are A.M. Best Company, Standard & Poor's and Moody's. We believe our ability to write business is most influenced by our rating from A.M. Best. According to A.M. Best, its ratings are designed to assess an insurer's financial strength and ability to meet ongoing obligations to policyholders. A rating below "A-" from A.M. Best could materially adversely affect the business we write. We believe that ratings from Standard & Poor's or Moody's, although important, have less of an impact on our business. An unfavorable change in either of these ratings, however, could make it more expensive for us to access capital markets. We cannot be sure that we will maintain our current A.M. Best, Standard & Poor's or Moody's ratings.

Because we are an insurance holding company, we rely on receiving adequate dividends from our insurance subsidiaries.

Our principal assets are the shares of capital stock of our insurance company subsidiaries. We rely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations and for paying corporate expenses and dividends to shareholders. The payment of dividends by our insurance company subsidiaries is subject to regulatory restrictions and will depend on the surplus and future earnings of these subsidiaries, as well as other regulatory restrictions. As a result, we may not be able to receive dividends from these subsidiaries at times and in amounts necessary to meet our obligations or to allow us to pay dividends.

Applicable insurance laws make it difficult to effect a change of control, and a large shareholder may have significant influence over potential change of control transactions.

Under applicable insurance laws and regulations of the states in which our subsidiaries are domiciled, no person may acquire control of us unless that person has filed a statement containing specified information with the insurance commissioner of each state and obtains advance approval for such acquisition. Under applicable laws and regulations, any person acquiring, directly or indirectly (by revocable proxy or otherwise), 10% or more of the voting stock of any other person is presumed to have acquired control of such person, and a person who beneficially acquires 10% or more of our common stock without obtaining advance approval of the insurance commissioner of each state would be in violation of applicable insurance laws and would be subject to injunctive action requiring disposition or seizure of the shares and prohibiting the voting of such shares, as well as other action determined by the insurance commissioner of each such state.

In addition, many state insurance laws require prior notification to the state insurance department of a change of control of a non-domiciliary insurance company licensed to transact insurance in that state. Although these pre-notification statutes do not authorize the state insurance departments to disapprove the change of control, they authorize regulatory action – including a possible revocation of our authority to do business – in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change of control of us may require prior notification in the states that have pre-acquisition notification laws.

As of December 31, 2002, Mutual owned approximately 56% of our outstanding common stock. Mutual's stock ownership and ability, by reason of such ownership, to elect our Board of Directors, provides it with significant influence over potential change of control transactions.

Finally, our certificate of incorporation permits the Board of Directors to issue up to one million shares of preferred stock having such terms, including voting rights, as the Board shall fix and determine.

We depend on key personnel.

The success of our business is dependent, to a large extent, on our ability to attract and retain key employees, in particular our senior officers and key management, sales, information systems, underwriting, claims and corporate personnel. Competition to attract and retain key personnel is intense. Although we have change of control agreements with a number of key managers, in general we do not have employment contracts or non-compete arrangements with our employees, including our key employees.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

Harleysville Group's exposure to market risk for changes in interest rates is concentrated in its investment portfolio and, to a lesser extent, its debt obligations. Harleysville Group monitors this exposure through periodic reviews of asset and liability positions. Estimates of cash flows and the impact of interest rate fluctuations relating to the investment portfolio are modeled regularly.

Principal cash flows and related weighted-average interest rates by expected maturity dates for financial instruments sensitive to interest rates are as follows:

December 31, 2002	Principal Cash Flows	Weighted-Average Interest Rate
	(dollars in thousands)	
Fixed maturities and short-term investments:		
2003	$ 279,888	4.48%
2004	138,912	6.24%
2005	173,976	6.20%
2006	237,249	5.74%
2007	164,395	5.87%
Thereafter	527,504	5.73%
Total	$1,521,924	
Fair value	$1,631,503	
Debt		
2003	$ 75,475	6.72%
2004	520	1.70%
2005	19,065	2.04%
2006	560	1.70%
Total	$ 95,620	
Fair value	$ 96,689	

Actual cash flows may differ from those stated as a result of calls and prepayments.

Equity Price Risk

Harleysville Group's portfolio of equity securities, which is carried on the balance sheet at fair value, has exposure to price risk. Price risk is defined as the potential loss in fair value resulting from an adverse change in prices. Portfolio characteristics are analyzed regularly and market risk is actively managed through a variety of techniques. The portfolio is diversified across industries, and concentrations in any one company or industry are limited by parameters established by senior management.

The combined total of realized and unrealized equity investment losses was $48.7 million, $35.9 million and $12.2 million in 2002, 2001 and 2000, respectively. During these three years, the largest total equity investment gain and (loss) in a quarter was $14.6 million and $(29.1) million, respectively.

Consolidated Balance Sheets

(in thousands, except share data)

December 31,	2002	2001
Assets		
Investments:		
Fixed maturities:		
Held to maturity, at amortized cost (fair value $411,235 and $459,588)	$ 379,940	$ 439,499
Available for sale, at fair value (cost $932,889 and $956,047)	995,032	984,264
Equity securities, at fair value (cost $96,849 and $110,803)	107,177	150,686
Short-term investments, at cost, which approximates fair value	89,692	36,695
Fixed maturity securities on loan:		
Held to maturity, at amortized cost (fair value $5,707)	5,222	
Available for sale, at fair value (amortized cost $118,991)	129,837	
Total investments	1,706,900	1,611,144
Cash	2,944	1,839
Receivables:		
Premiums	138,905	122,508
Reinsurance	75,488	81,640
Accrued investment income	21,552	21,862
Total receivables	235,945	226,010
Deferred policy acquisition costs	94,896	86,076
Prepaid reinsurance premiums	19,421	20,096
Property and equipment, net	27,556	28,873
Deferred income taxes	25,784	29,435
Security lending collateral	139,215	
Due from affiliate	10,709	
Other assets	48,154	41,817
Total assets	$2,311,524	$2,045,290
Liabilities and Shareholders' Equity		
Liabilities:		
Unpaid losses and loss settlement expenses	$ 928,335	$ 879,056
Unearned premiums	406,277	373,737
Accounts payable and accrued expenses	109,965	96,440
Security lending obligation	139,215	
Debt	95,620	96,055
Due to affiliate		9,704
Total liabilities	1,679,412	1,454,992
Shareholders' equity:		
Preferred stock, $1 par value, authorized 1,000,000 shares; none issued		
Common stock, $1 par value, authorized 80,000,000 shares; issued 2002, 30,917,575 and 2001, 30,444,678 shares; outstanding 2002, 29,917,575 and 2001, 29,444,678 shares	30,918	30,445
Additional paid-in capital	149,091	140,065
Accumulated other comprehensive income	49,086	44,265
Retained earnings	418,582	391,088
Treasury stock, at cost, 1,000,000 shares	(15,565)	(15,565)
Total shareholders' equity	632,112	590,298
Total liabilities and shareholders' equity	$2,311,524	$2,045,290

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)

Year Ended December 31,	2002	2001	2000
Revenues:			
Premiums earned	$764,636	$729,889	$688,330
Investment income, net of investment expense	86,265	85,518	86,791
Realized investment gains (losses)	(18,448)	(3,071)	9,780
Other income	15,283	15,415	17,670
Total revenues	847,736	827,751	802,571
Expenses:			
Losses and loss settlement expenses	521,617	519,822	492,801
Amortization of deferred policy acquisition costs	185,547	180,283	177,217
Other underwriting expenses	74,105	64,267	60,916
Interest expense	5,698	6,207	6,612
Other expenses	4,287	5,372	7,320
Total expenses	791,254	775,951	744,866
Income before income taxes	56,482	51,800	57,705
Income taxes	10,227	8,307	9,013
Net income	$ 46,255	$ 43,493	$ 48,692
Per common share:			
Basic earnings	$ 1.56	$ 1.49	$ 1.69
Diluted earnings	$ 1.53	$ 1.46	$ 1.67
Cash dividends	$ .63	$ .58	$ .55

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2002, 2001 and 2000 (dollars in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance at December 31, 1999	29,498,651	$29,499	$124,798	$ 51,682	$331,769	$(10,854)	$526,894
Net income					48,692		48,692
Other comprehensive income, net of tax:							
Unrealized investment gains, net of reclassification adjustment				4,328			4,328
Comprehensive income							53,020
Issuance of common stock:							
Incentive plans	466,068	466	5,279				5,745
Dividend Reinvestment Plan	37,133	37	637				674
Tax benefit from stock options exercised			823				823
Cash dividends paid					(15,864)		(15,864)
Purchase of treasury stock, 313,435 shares						(4,711)	(4,711)
Balance at December 31, 2000	30,001,852	30,002	131,537	56,010	364,597	(15,565)	566,581
Net income					43,493		43,493
Other comprehensive income, net of tax:							
Unrealized investment losses, net of reclassification adjustment				(11,745)			(11,745)
Comprehensive income							31,748
Issuance of common stock:							
Incentive plans	413,528	414	6,708				7,122
Dividend Reinvestment Plan	29,298	29	656				685
Tax benefit from stock options exercised			1,164				1,164
Cash dividends paid					(17,002)		(17,002)
Balance at December 31, 2001	30,444,678	30,445	140,065	44,265	391,088	(15,565)	590,298
Net income					46,255		46,255
Other comprehensive income, net of tax:							
Unrealized investment gains, net of reclassification adjustment				9,891			9,891
Minimum pension liability adjustment				(5,070)			(5,070)
Other comprehensive income							4,821
Comprehensive income							51,076
Issuance of common stock:							
Incentive plans	446,982	447	6,920				7,367
Dividend Reinvestment Plan	25,915	26	658				684
Tax benefit from stock options exercised			1,448				1,448
Cash dividends paid					(18,761)		(18,761)
Balance at December 31, 2002	30,917,575	$30,918	$149,091	$ 49,086	$418,582	$(15,565)	$632,112

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Year Ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 46,255	$ 43,493	$ 48,692
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Change in receivables, unearned premiums, prepaid reinsurance and due to affiliate	2,867	(16,621)	(2,475)
Increase (decrease) in unpaid losses and loss settlement expenses	49,279	14,213	(36,509)
Deferred income taxes	1,055	(3,425)	(1,397)
Increase in deferred policy acquisition costs	(8,820)	(1,317)	(1,218)
Amortization and depreciation	3,116	2,854	3,215
Realized investment (gains) losses	18,448	3,071	(9,780)
Other, net	967	3,520	(3,710)
Net cash provided (used) by operating activities	113,167	45,788	(3,182)
Cash flows from investing activities:			
Held to maturity investments:			
Purchases	(1,038)		(3,895)
Maturities	55,547	42,329	37,725
Available for sale investments:			
Purchases	(260,262)	(303,610)	(142,691)
Maturities	56,950	75,662	58,240
Sales	103,322	165,796	37,070
Net (purchases) sales or maturities of short-term investments	(52,997)	(12,814)	35,342
Purchases of property and equipment	(2,439)	(3,724)	(3,612)
Net cash provided (used) by investing activities	(100,917)	(36,361)	18,179
Cash flows from financing activities:			
Issuance of common stock	8,051	7,807	6,419
Repayment of debt	(435)	(395)	(360)
Dividends paid	(18,761)	(17,002)	(15,864)
Purchase of treasury stock			(4,711)
Net cash used by financing activities	(11,145)	(9,590)	(14,516)
Increase (decrease) in cash	1,105	(163)	481
Cash at beginning of year	1,839	2,002	1,521
Cash at end of year	$ 2,944	$ 1,839	$ 2,002

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1 Description of Business and Summary of Significant Accounting Policies

Description of Business

Harleysville Group consists of Harleysville Group Inc. and its subsidiaries (all wholly owned). Those subsidiaries are:

- Harleysville-Atlantic Insurance Company (Atlantic)
- Harleysville Insurance Company (HIC)
- Harleysville Insurance Company of New Jersey (HNJ)
- Harleysville Insurance Company of New York (HIC New York)
- Harleysville Insurance Company of Ohio (HIC Ohio)
- Harleysville Lake States Insurance Company (Lake States)
- Harleysville Preferred Insurance Company (Preferred)
- Harleysville Worcester Insurance Company (Worcester)
- Mid-America Insurance Company (Mid-America)
- Harleysville Ltd., a real estate partnership that owns the home office

Harleysville Group is approximately 56% owned by Harleysville Mutual Insurance Company (Mutual).

Harleysville Group underwrites property and casualty insurance in both the personal and commercial lines of insurance. The personal lines of insurance include both auto and homeowners, and the commercial lines include auto, commercial multi-peril and workers compensation. The business is marketed primarily in the eastern and midwestern United States through independent agents.

Principles of Consolidation and Basis of Presentation

The accompanying financial statements include the accounts of Harleysville Group prepared in conformity with accounting principles generally accepted in the United States of America, which differ in some respects from those followed in reports to insurance regulatory authorities. All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including loss and loss settlement expenses, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses, including the determination of other-than-temporary declines in investments, during the reporting period. Actual results could differ from these estimates.

Investments

Accounting for fixed maturities depends on their classification as held to maturity, available for sale or trading. Fixed maturities classified as held to maturity are carried at amortized cost. Fixed maturities classified as available for sale are carried at fair value. There were no investments classified as trading. Equity securities are carried at fair value. Short-term investments are recorded at cost, which approximates fair value.

Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. A decline in the fair value of an investment below its cost that is deemed other than temporary is charged to earnings. Unrealized investment gains or losses on investments carried at fair value, net of applicable income taxes, are reflected directly in shareholders' equity as a component of comprehensive income and, accordingly, have no effect on net income.

Premiums

Premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on a pro rata basis.

Policy Acquisition Costs

Policy acquisition costs, such as commissions, premium taxes and certain other underwriting and agency expenses that vary with and are directly related to the production of business, are deferred and amortized over the effective period of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss settlement expenses, and certain other costs expected to be incurred as the premium is earned.

Losses and Loss Settlement Expenses

The liability for losses and loss settlement expenses represents estimates of the ultimate unpaid cost of all losses incurred, which includes the gross liabilities to Harleysville Group's policyholders plus the net liability to Mutual under the pooling agreement. See Note 2(a). Such estimates may be more or less than the amounts ultimately paid when the claims are settled. These estimates are periodically reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Stock-Based Compensation

Stock-based compensation plans are accounted for under the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recognized for fixed stock option grants and an employee stock purchase plan. Compensation expense would be recorded on the date of a stock option grant only if the current market price of the underlying stock exceeded the exercise price. The following table illustrates the effect on net income and earnings per share as if the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (as amended by SFAS No. 148), "Accounting for Stock-Based Compensation," had been applied to all periods presented.

1 Description of Business and Summary of Significant Accounting Policies (continued)

	2002	2001	2000
	(in thousands, except per share data)		
Net income, as reported	$46,255	$43,493	$48,692
Plus: Stock-based employee compensation expense included in reported net income, net of related tax effects	2,631	687	1,258
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,212)	(3,185)	(3,103)
Pro forma net income	$43,674	$40,995	$46,847
Basic earnings per share:			
As reported	$ 1.56	$ 1.49	$ 1.69
Pro forma	$ 1.47	$ 1.40	$ 1.62
Diluted earnings per share:			
As reported	$ 1.53	$ 1.46	$ 1.67
Pro forma	$ 1.44	$ 1.38	$ 1.61

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated primarily on the straight-line basis over the estimated useful lives of the assets (40 years for buildings and three to 15 years for equipment).

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Earnings Per Share

Basic earnings per share is computed by dividing earnings by the weighted-average number of common shares outstanding during the year. Diluted earnings per share includes the dilutive effect of the stock incentive plans described in Note 12.

2 Transactions with Affiliates

(a) Underwriting

The insurance subsidiaries participate in a reinsurance pooling agreement with Mutual whereby such subsidiaries cede to Mutual all of their insurance business and assume from Mutual an amount equal to their participation in the pooling agreement. All losses and loss settlement expenses and other underwriting expenses are prorated among the parties on the basis of participation in the pooling agreement. The agreement pertains to all insurance business written or earned on or after January 1, 1986. Harleysville Group's participation was 72% for 2002, 2001 and 2000.

Because this agreement does not relieve Harleysville Group of primary liability as the originating insurer, there is a concentration of credit risk arising from business ceded to Mutual. However, the reinsurance pooling agreement provides for the right of offset, and the net pooling balance with Mutual is not material at December 31, 2002 and 2001. Mutual has an A.M. Best rating of "A" (Excellent).

The following amounts represent reinsurance transactions between Harleysville Group and Mutual under the pooling arrangement:

	2002	2001	2000
	(in thousands)		
Ceded:			
Premiums written	$689,597	$649,974	$606,766
Premiums earned	$664,576	$633,298	$603,650
Losses incurred	$451,105	$459,906	$440,973
Assumed:			
Premiums written	$805,641	$754,621	$708,289
Premiums earned	$772,426	$736,924	$695,147
Losses incurred	$521,948	$527,773	$497,198
Net assumed from Mutual:			
Unearned premiums	$ 54,035	$ 45,841	$ 44,820
Unpaid losses and loss settlement expenses	$166,188	$155,301	$145,578

Harleysville Group and Mutual are parties to a reinsurance agreement whereby Mutual, in return for a reinsurance premium, reinsured accumulated catastrophe losses in a quarter up to $14,400,000 for 2002, 2001 and 2000. This reinsurance coverage was in excess of a retention of $3,600,000 for 2002, 2001 and 2000. The agreement excludes catastrophe losses resulting from earthquakes, terrorism or hurricanes and supplements the existing external catastrophe reinsurance program. Under this agreement, Harleysville Group ceded to Mutual premiums earned of $7,791,000, $7,035,000 and $6,817,000, and losses incurred of $334,000, $7,951,000 and $4,397,000 for 2002, 2001 and 2000, respectively.

(b) Property

Harleysville Ltd. leases the home office to Mutual, which shares most of the facility with Harleysville Group. Rental income under the lease was $3,531,000, $3,512,000 and $3,421,000 for 2002, 2001 and 2000, respectively, and is included in other income after elimination of intercompany amounts of $2,161,000, $2,149,000 and $2,094,000 in 2002, 2001 and 2000, respectively.

(c) Management Agreements

Harleysville Group Inc. received $6,808,000, $7,316,000 and $7,425,000 of management fee income in 2002, 2001 and 2000, respectively, under agreements whereby Harleysville Group Inc. provides management services to Mutual and other affiliates. Such amounts are included in other income.

(d) Intercompany Balances

Intercompany balances are created primarily from the pooling arrangement (settled quarterly), allocation of common expenses, collection of premium balances and payment of claims (settled monthly). No interest is charged or received on intercompany balances due to the timely settlement terms and nature of the items. Interest expense on the loan from Mutual described in Note 8 was $483,000, $936,000 and $1,302,000 in 2002, 2001 and 2000, respectively.

Harleysville Group has off-balance-sheet credit risk related to approximately $68,000,000 and $64,000,000 of premium balances due to Mutual from agents and insureds at December 31, 2002 and 2001, respectively.

3 Investments

The amortized cost and estimated fair value of investments, including amounts on loan under the securities lending agreement, in fixed maturity and equity securities are as follows:

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
Held to maturity:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 5,324	$ 354	$	$ 5,678
Obligations of states and political subdivisions	228,438	16,878		245,316
Corporate securities	151,400	14,554	(6)	165,948
Total held to maturity	385,162	31,786	(6)	416,942
Available for sale:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	62,965	7,189	(33)	70,121
Obligations of states and political subdivisions	446,115	29,261	(256)	475,120
Corporate securities	328,347	26,932	(4,018)	351,261
Mortgage-backed securities	214,453	14,063	(149)	228,367
Total available for sale	1,051,880	77,445	(4,456)	1,124,869
Total fixed maturities	$1,437,042	$109,231	$(4,462)	$1,541,811
Total equity securities	$ 96,849	$ 20,199	$(9,871)	$ 107,177

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
Held to maturity:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 6,407	$ 320	$ (48)	$ 6,679
Obligations of states and political subdivisions	257,833	11,153	(19)	268,967
Corporate securities	175,259	8,826	(143)	183,942
Total held to maturity	439,499	20,299	(210)	459,588
Available for sale:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	63,546	3,256	(156)	66,646
Obligations of states and political subdivisions	353,826	12,540	(794)	365,572
Corporate securities	374,232	12,751	(3,106)	383,877
Mortgage-backed securities	164,443	5,121	(1,395)	168,169
Total available for sale	956,047	33,668	(5,451)	984,264
Total fixed maturities	$1,395,546	$ 53,967	$(5,661)	$1,443,852
Total equity securities	$ 110,803	$ 47,968	$(8,085)	$ 150,686

Notes to Consolidated Financial Statements (continued)

3 Investments (continued)

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2002 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(in thousands)	
Held to maturity:		
Due in one year or less	$ 56,446	$ 57,432
Due after one year through five years	189,633	205,841
Due after five years through ten years	128,086	141,707
Due after ten years	10,997	11,962
	385,162	416,942
Available for sale:		
Due in one year or less	66,963	68,243
Due after one year through five years	227,052	245,800
Due after five years through ten years	442,297	473,614
Due after ten years	101,115	108,845
	837,427	896,502
Mortgage-backed securities	214,453	228,367
	1,051,880	1,124,869
Total fixed maturities	$1,437,042	$1,541,811

The amortized cost of fixed maturities on deposit with various regulatory authorities at December 31, 2002 and 2001 amounted to $25,555,000 and $25,261,000, respectively.

A summary of net investment income is as follows:

	2002	2001	2000
		(in thousands)	
Interest on fixed maturities	$84,438	$83,191	$83,958
Dividends on equity securities	1,787	1,768	2,007
Interest on short-term investments	1,078	1,712	1,846
Total investment income	87,303	86,671	87,811
Investment expense	1,038	1,153	1,020
Net investment income	$86,265	$85,518	$86,791

Realized gross gains (losses) from investments and the change in difference between fair value and cost of investments, before applicable income taxes, are as follows:

	2002	2001	2000
		(in thousands)	
Fixed maturity securities:			
Held to maturity:			
Gross gains	$ 410	$ 183	$ 48
Gross losses	(226)	(1)	(988)
Available for sale:			
Gross gains	2,944	5,717	52
Gross losses	(2,470)	(1,394)	(916)
Equity securities:			
Gross gains	9,479	11,217	15,898
Gross losses	(28,585)	(18,793)	(4,314)
Net realized investment gains (losses)	$(18,448)	$ (3,071)	$ 9,780
Change in difference between fair value and cost of investments[(1)]:			
Fixed maturity securities	$ 56,463	$ 14,310	$ 46,321
Equity securities	(29,555)	(28,350)	(23,739)
Total	$ 26,908	$(14,040)	$ 22,582

(1) *Parentheses indicate a net unrealized decline in fair value.*

Income taxes (benefit) on realized investment gains (losses) were $(6,441,000), $(1,075,000) and $3,423,000 for 2002, 2001 and 2000, respectively.

Deferred income taxes applicable to net unrealized investment gains included in shareholders' equity were $29,161,000 and $23,835,000 at December 31, 2002 and 2001, respectively.

At December 31, 2002, Harleysville Group held cash collateral of $139,215,000 related to securities on loan with a market value of $135,544,000. Harleysville Group's policy is to require initial collateral of 102% of the market value of loaned securities plus accrued interest, which is required to be maintained daily by the borrower at no less than 100% of such market value plus accrued interest over the life of the loan. Acceptable collateral includes cash and money market instruments, government securities, "A" rated corporate obligations, "AAA" rated asset-backed securities or GICs and Funding Agreements from issuers rated "A" or better.

Under provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133," fixed maturity investments classified as held to maturity with an amortized cost of $81,021,000 and unrealized gains of $1,547,000 were transferred to the available for sale classification on January 1, 2001.

Harleysville Group has not held or issued derivative financial instruments.

4 Reinsurance

In the ordinary course of business, Harleysville Group cedes insurance to, and assumes insurance from, insurers to limit its maximum loss exposure through diversification of its risks. See Note 2(a) for discussion of reinsurance with Mutual. Reinsurance contracts do not relieve Harleysville Group of primary liability as the originating insurer. After excluding reinsurance transactions with Mutual under the pooling arrangement, the effect of Harleysville Group's share of other reinsurance on premiums written and earned is as follows:

	2002	2001	2000
		(in thousands)	
Premiums written:			
Direct	$842,897	$781,190	$740,425
Assumed	22,189	29,683	26,415
Ceded	(67,236)	(63,286)	(65,368)
Net premiums written	$797,850	$747,587	$701,472
Premiums earned:			
Direct	$807,332	$761,792	$738,797
Assumed	25,215	29,442	25,653
Ceded	(67,911)	(61,345)	(76,120)
Net premiums earned	$764,636	$729,889	$688,330

Losses and loss settlement expenses are net of reinsurance recoveries of $38,172,000, $68,852,000 and $55,638,000 for 2002, 2001 and 2000, respectively.

5 Contingency

GE Reinsurance Corporation (GE Re) had sought rescission of a reinsurance agreement between Mutual and GE Re relating to certain automobile insurance policies written in California through a managing general agent beginning in 1999.

On December 13, 2002, Mutual and GE Re settled this matter by agreeing to a commutation and termination of the reinsurance agreement effective December 31, 2002. The settlement agreement did not materially impact Harleysville Group's financial statements.

6 Property and Equipment

Property and equipment consisted of land and buildings with a cost of $30,511,000 and $29,867,000, and equipment, including software, with a cost of $15,569,000 and $14,782,000 at December 31, 2002 and 2001, respectively. Accumulated depreciation related to such assets was $18,524,000 and $15,776,000 at December 31, 2002 and 2001, respectively.

Rental expense under leases with non-affiliates amounted to $1,960,000, $2,832,000 and $3,519,000 for 2002, 2001 and 2000, respectively. Operating lease commitments were not material at December 31, 2002.

7 Liability for Unpaid Losses and Loss Settlement Expenses

Activity in the liability for unpaid losses and loss settlement expenses is summarized as follows:

	2002	2001	2000
		(in thousands)	
Liability at January 1	$879,056	$864,843	$901,352
Less reinsurance recoverables	78,195	72,259	77,438
Net liability at January 1	800,861	792,584	823,914
Incurred related to:			
Current year	526,265	537,172	541,738
Prior years	(4,648)	(17,350)	(48,937)
Total incurred	521,617	519,822	492,801
Paid related to:			
Current year	199,874	229,435	244,978
Prior years	265,422	282,110	279,153
Total paid	465,296	511,545	524,131
Net liability at December 31	857,182	800,861	792,584
Plus reinsurance recoverables	71,153	78,195	72,259
Liability at December 31	$928,335	$879,056	$864,843

Harleysville Group recognized favorable development in the provision for insured events of prior years of $4,648,000, $17,350,000 and $48,937,000 in 2002, 2001 and 2000, respectively. The favorable development for 2002 primarily relates to lower-than-expected claim severity in the commercial and personal lines of business. The favorable development for 2001 primarily relates to lower-than-expected loss settlement expenses and, for 2000, lower-than-expected loss settlement expenses and lower-than-expected claim severity in the commercial and personal lines of business. The 2001 and 2000 favorable development includes $14,772,000 and $20,186,000 of reductions in loss settlement expenses. In both years, such reductions are related to benefits from initiatives to reduce costs of adjusting claims and to the favorable development on losses.

In establishing the liability for unpaid losses and loss settlement expenses, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known losses (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities have been established to cover additional exposures on both known and unasserted losses. Estimates of the liabilities are reviewed and updated continually.

Notes to Consolidated Financial Statements (continued)

7 Liability for Unpaid Losses and Loss Settlement Expenses (continued)

The property and casualty insurance industry has received significant publicity about environmental-related losses from exposures insured many years ago. Since the intercompany pooling agreement pertains to insurance business written or earned on or after January 1, 1986, Harleysville Group has not incurred significant environmental-related losses.

8 Debt

Debt is as follows:

December 31,	2002	2001
	(in thousands)	
Notes, 6.75%, due 2003	$75,000	$75,000
Demand term-loan payable to Mutual, LIBOR plus 0.65%, due 2005	18,500	18,500
Economic Development Corporation (EDC) Revenue Bond obligation	2,120	2,555
Total debt	$95,620	$96,055

The fair value of the notes was $76,069,000 and $76,388,000 at December 31, 2002 and 2001, respectively, based on quoted market prices for the same or similar debt. The carrying value of the remaining debt approximates fair value.

The EDC obligation is secured by Lake States' building. Interest is payable semiannually at a variable rate (1.7% at December 31, 2002) equal to the market interest rate that would allow the bonds to be remarketed at par value. The bonds are subject to redemption prior to maturity in 2006 at levels dependent upon the occurrence of certain events.

Interest paid was $5,599,000, $6,134,000 and $6,507,000 in 2002, 2001 and 2000, respectively.

9 Restructuring Charges

In 1999 and 2000, Harleysville Group recorded restructuring charges in connection with the consolidation of its claims offices and field operations. There is no remaining liability for these restructurings at December 31, 2002. The charge (benefit) to earnings for these restructuring charges was $15,000, $(118,000) and $949,000 for 2002, 2001 and 2000, respectively. The 2002 and 2001 amounts primarily are from changes in the estimate of occupancy costs.

10 Shareholders' Equity

Comprehensive income consisted of the following:

	2002	2001	2000
		(in thousands)	
Net income	$46,255	$ 43,493	$48,692
Other comprehensive income:			
Unrealized investment holding gains (losses) arising during period, net of taxes (benefits) of $(1,195), $(7,463) and $6,082	(2,220)	(13,859)	11,296
Less:			
Reclassification adjustment for (gains) losses included in net income, net of taxes (benefits) of $(6,521), $(1,139) and $3,752	12,111	2,114	(6,968)
Net unrealized investment gains (losses)	9,891	(11,745)	4,328
Minimum pension liability net of taxes (benefits) of $(2,730)	(5,070)		
Other comprehensive income	4,821	(11,745)	4,328
Comprehensive income	$51,076	$ 31,748	$53,020

A source of cash for the payment of dividends is dividends from subsidiaries. Harleysville Group Inc.'s insurance subsidiaries are required by law to maintain certain minimum surplus on a statutory basis, and are subject to risk-based capital requirements and to regulations under which payment of a dividend from statutory surplus is restricted and may require prior approval of regulatory authorities. Applying the current regulatory restrictions as of December 31, 2002, $10,960,000 would be available for distribution to Harleysville Group Inc. without prior approval until October 1, 2003, after which $52,860,000 would be available for distribution to Harleysville Group Inc. without prior approval.

The National Association of Insurance Commissioners (NAIC) has adopted the Codification of Statutory Accounting Principles, which were effective January 1, 2001. The codified principles are intended to provide a basis of accounting recognized and adhered to in the absence of, conflict with, or silence of, state statutes and regulations. The impact of the codified principles on the January 1, 2001 statutory capital and surplus of the Company's insurance subsidiaries ranged from a decrease of $442,000 to an increase of $6,397,000 and was an increase of $21,003,000 on a consolidated basis.

The following table contains selected information for Harleysville Group Inc.'s property and casualty insurance subsidiaries, as determined in accordance with prescribed statutory accounting practices:

December 31,	2002	2001	2000
		(in thousands)	
Statutory capital and surplus	$509,344	$538,878	$515,679
Statutory unassigned surplus	$375,075	$404,609	$381,410
Statutory net income	$ 42,338	$ 41,095	$ 48,412

11 Income Taxes

The components of income tax expense (benefit) are as follows:

	2002	2001	2000
		(in thousands)	
Current	$ 9,172	$11,732	$10,410
Deferred	1,055	(3,425)	(1,397)
	$10,227	$ 8,307	$ 9,013

Cash paid for federal income taxes in 2002, 2001 and 2000 was $13,250,000, $13,158,000 and $6,499,000, respectively.

The actual income tax rate differed from the statutory federal income tax rate applicable to income before income taxes as follows:

	2002	2001	2000
Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax-exempt interest	(16.8)	(19.3)	(19.7)
Other, net	(0.1)	0.3	0.3
	18.1%	16.0%	15.6%

The tax effects of the significant temporary differences that give rise to deferred tax liabilities and assets are as follows:

December 31,	2002	2001
	(in thousands)	
Deferred tax liabilities:		
Deferred policy acquisition costs	$33,214	$30,127
Unrealized investment gains	29,161	23,835
Other	9,373	6,169
Total deferred tax liabilities	71,748	60,131
Deferred tax assets:		
Unearned premiums	27,080	24,755
Losses incurred	42,494	41,811
Pension plan	8,077	4,842
AMT credit carryforward	6,141	4,811
Other	13,740	13,347
Total deferred tax assets	97,532	89,566
Net deferred tax asset	$25,784	$29,435

A valuation allowance is required to be established for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the benefit of the deferred tax asset will be realized and, therefore, no such valuation allowance has been established.

12 Incentive Plans

Fixed Stock Option Plans

Harleysville Group has an Equity Incentive Plan (EIP) for key employees. Awards may be made in the form of stock options, stock appreciation rights (SARs), restricted stock or any combination of the above. The EIP was amended in 1997 and limited future awards to an aggregate of 4,260,946 shares of Harleysville Group Inc.'s common stock. The plan provides that stock options may become exercisable from six months to 10 years from the date of grant with an option price not less than fair market value on the date of grant. The options normally vest 50% at the end of one year and 50% at the end of two years from the date of grant. SARs have not been material.

The income tax benefit related to the difference between the market price at the date of exercise and the option price for non-qualified stock options was credited to additional paid-in capital.

The Harleysville Group Inc. Year 2000 Directors' Stock Option Program provides for the granting of options to eligible directors to purchase a maximum of 123,500 shares of common stock. Options are granted at exercise prices equal to fair market value on the date of grant. The options vest immediately, although no option is exercisable until six months after the date of grant. The options have a term of 10 years.

Harleysville Group maintains stock option plans for substantially all employees and certain designated agents. The plans provide for the granting of options to purchase a maximum of 850,000 shares of common stock. The plans provide that the options become exercisable from three to 10 years from the date of grant with an option price not less than fair market value on the date of grant.

12 Incentive Plans (continued)

Information regarding activity in Harleysville Group's fixed stock option plans is presented below:

	Number of Shares	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 1999	2,115,944	$16.30
Granted – 2000	434,361	16.48
Exercised – 2000	(254,567)	12.65
Forfeited – 2000	(187,948)	18.09
Outstanding at December 31, 2000	2,107,790	16.62
Granted – 2001	475,850	26.36
Exercised – 2001	(259,912)	14.26
Forfeited – 2001	(84,180)	16.31
Outstanding at December 31, 2001	2,239,548	18.97
Granted – 2002	495,917	27.20
Exercised – 2002	(323,611)	14.98
Forfeited – 2002	(291,313)	15.93
Outstanding at December 31, 2002	2,120,541	$21.92
Exercisable at:		
December 31, 2000	1,552,506	$16.37
December 31, 2001	1,608,426	$17.21
December 31, 2002	1,455,606	$19.64

The following table summarizes information about fixed stock options at December 31, 2002:

	Range of Exercise Prices		
	$11.13-16.69	$17.94-24.50	$26.36-27.20
Options outstanding at December 31, 2002:			
Number of options	546,240	664,556	909,745
Weighted-average remaining contractual life	5.3 years	5.5 years	8.9 years
Weighted-average exercise price	$14.76	$21.12	$26.81
Options exercisable at. December 31, 2002:			
Number of options	546,240	662,556	246,810
Weighted-average exercise price	$14.76	$21.13	$26.45

The per share weighted-average fair value of options granted during 2002, 2001 and 2000 was $9.04, $8.45 and $4.80, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of 2.21%, 2.12% and 3.31%; expected volatility of 37.34%, 34.89% and 31.84%; risk-free interest rate of 4.60%, 4.77% and 6.76%; and an expected life of 5.25 years.

Other Stock Purchase and Incentive Plans

Harleysville Group Inc. is authorized to issue up to 1,000,000 shares of common stock under the terms of the 1995 Employee Stock Purchase Plan. Virtually all employees are eligible to participate in the plan, under which a participant may elect to have up to 15% of base pay withheld to purchase shares. The purchase price of the stock is 85% of the lower of the beginning-of-the-subscription-period or end-of-the-subscription-period fair market value. Each subscription period runs from January 15 through July 14, or July 15 through January 14. Under the plan, Harleysville Group Inc. issued 92,175, 93,637 and 156,958 shares to employees in 2002, 2001 and 2000, respectively.

Under Harleysville Group Inc.'s 1995 Agency Stock Purchase Plan, eligible independent insurance agencies may invest up to $12,500 in shares of common stock at 90% of the fair market value at the end of each six-month subscription period. There are 1,000,000 shares of common stock available under the plan. There were 43,174, 29,980 and 60,844 shares issued under the plan for which $76,000, $180,000 and $66,000 of expense was recognized in 2002, 2001 and 2000, respectively.

The 1996 Directors' Stock Purchase Plan provides for the issuance of up to 200,000 shares of Harleysville Group Inc. common stock to outside directors of Harleysville Group Inc. and Mutual. The purchase price of the stock is 85% of the lower of the beginning-of-the-subscription-period or end-of-the-subscription-period fair market value. In 2002, 2001 and 2000 respectively, there were 9,647, 7,999 and 4,965 shares issued under the plan for which $31,000, $75,000 and $20,000 of expense was recognized.

Harleysville Group has incentive bonus plans. Cash and common stock bonuses are earned on a formula basis depending upon the performance of Harleysville Group and Mutual in relation to certain targets. There are 600,000 shares of common stock available under the Long Term Incentive Plan and none of these shares has been issued. Harleysville Group's expense for such plans was $7,291,000, $1,808,000 and $2,963,000 for 2002, 2001 and 2000, respectively.

13 Pension and Other Benefit Plans

Harleysville Group Inc. has a pension plan that covers substantially all full-time employees. Retirement benefits are a function of both the years of service and level of compensation. Harleysville Group Inc.'s funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by ERISA. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The following table sets forth the year-end status of the plan including Mutual:

	2002	2001
	(in thousands)	
Change in benefit obligation		
Benefit obligation at January 1	$126,900	$110,066
Service cost	5,632	4,745
Interest cost	9,137	8,348
Amendments	28	
Net actuarial loss	12,780	8,035
Benefits paid	(4,645)	(4,294)
Benefit obligation at December 31	$149,832	$126,900
Change in plan assets		
Fair value of plan assets at January 1	$101,967	$118,727
Actual return on plan assets	(17,549)	(12,657)
Contributions	2,493	
Benefits paid	(4,448)	(4,103)
Fair value of plan assets at December 31	$ 82,463	$101,967
Funded status	$ (67,369)	$ (24,933)
Unrecognized net actuarial loss (gain)	39,559	(845)
Unrecognized prior service cost	1,229	1,608
Unrecognized transition obligation	213	266
Accrued pension cost:		
Entire plan	$ (26,368)	$ (23,904)
Harleysville Group portion	$ (18,159)	$ (16,364)
Amounts recognized in the statement of financial position consist of:		
Accrued pension cost	$(26,780)	$(16,608)
Intangible asset	821	244
Accumulated other comprehensive income	7,800	
Net amount recognized	$(18,159)	$(16,364)

The net periodic pension cost for the plan including Mutual consists of the following components:

	2002	2001	2000
		(in thousands)	
Components of net periodic pension cost:			
Service cost	$ 5,632	$ 4,745	$ 4,434
Interest cost	9,137	8,348	7,482
Expected return on plan assets	(10,076)	(9,596)	(8,580)
Recognized net actuarial loss (gain)	1	(152)	(478)
Amortization of prior service cost	407	588	610
Net transition amortization	53	19	(117)
Curtailment			(1,962)
Net periodic pension cost:			
Entire plan	$ 5,154	$ 3,952	$ 1,389
Harleysville Group portion	$ 3,477	$ 2,663	$ 788

	2002	2001	2000
Weighted-average assumptions as of December 31:			
Discount rate	6.75%	7.25%	7.50%
Expected long-term rate of return on plan assets	9.00%	9.50%	9.50%
Rate of compensation increase	4.50%	4.50%	4.50%

Harleysville Group has profit-sharing plans covering qualified employees. Harleysville Group's expense under the plans was $1,573,000, $1,601,000 and $2,821,000 for 2002, 2001 and 2000, respectively.

14 Segment Information

As an underwriter of property and casualty insurance, Harleysville Group has three reportable segments, which consist of the investment function, the personal lines of insurance and the commercial lines of insurance. Using independent agents, Harleysville Group markets personal lines of insurance to individuals, and commercial lines of insurance to small and medium-sized businesses.

Harleysville Group evaluates the performance of the personal lines and commercial lines primarily based upon underwriting results as determined under statutory accounting practices (SAP). Assets are not allocated to the personal and commercial lines, and are reviewed in total by management for purposes of decision making. Harleysville Group operates only in the United States, and no single customer or agent provides 10 percent or more of revenues.

14 Segment Information (continued)

Financial data by segment is as follows:

	2002	2001	2000
		(in thousands)	
Revenues:			
Premiums earned:			
Commercial lines	$553,194	$493,362	$437,873
Personal lines	211,442	236,527	250,457
Total premiums earned	764,636	729,889	688,330
Net investment income	86,265	85,518	86,791
Realized investment gains (losses)	(18,448)	(3,071)	9,780
Other	15,283	15,415	17,670
Total revenues	$847,736	$827,751	$802,571
Income before income taxes:			
Underwriting loss:			
Commercial lines	$ (11,473)	$ (7,128)	$ (22,925)
Personal lines	(13,963)	(29,372)	(23,281)
SAP underwriting loss	(25,436)	(36,500)	(46,206)
GAAP adjustments	8,803	2,017	3,602
GAAP underwriting loss	(16,633)	(34,483)	(42,604)
Net investment income	86,265	85,518	86,791
Realized investment gains (losses)	(18,448)	(3,071)	9,780
Other	5,298	3,836	3,738
Income before income taxes	$ 56,482	$ 51,800	$ 57,705

15 Earnings Per Share

The computation of basic and diluted earnings per share is as follows:

	2002	2001	2000
	(dollars in thousands, except per share data)		
Numerator for basic and diluted earnings per share:			
Net income	$46,255	$43,493	$48,692
Denominator for basic earnings per share – weighted-average shares outstanding	29,699,201	29,267,587	28,838,824
Effect of stock incentive plans	596,748	550,942	297,582
Denominator for diluted earnings per share	30,295,949	29,818,529	29,136,406
Basic earnings per share	$ 1.56	$ 1.49	$ 1.69
Diluted earnings per share	$ 1.53	$ 1.46	$ 1.67

The following options to purchase shares of common stock were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price:

	2002	2001	2000
		(in thousands)	
Number of options	491	284	566

16 Quarterly Results of Operations (Unaudited)

	First	Second	Third	Fourth	Total
			(in thousands, except per share data)		
2002					
Revenues	$208,210	$192,149	$222,287	$225,090	$847,736
Losses and expenses	191,287	195,353	202,562	202,052	791,254
Net income	13,340	296	15,216	17,403	46,255
Earnings per common share:					
Basic	$ .45	$ .01	$ .51	$ .58	$ 1.56
Diluted	$ .44	$ .01	$ .50	$ .57	$ 1.53
2001					
Revenues	$200,320	$203,442	$205,821	$218,168	$827,751
Losses and expenses	189,523	190,309	197,396	198,723	775,951
Net income	9,718	10,978	7,855	14,942	43,493
Earnings per common share:					
Basic	$ .33	$ .38	$ .27	$ .51	$ 1.49
Diluted	$ .33	$ .37	$ .26	$ .50	$ 1.46

Independent Auditors' Report

The Board of Directors and Shareholders
Harleysville Group Inc.:

We have audited the accompanying consolidated balance sheets of Harleysville Group as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harleysville Group as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Philadelphia, Pennsylvania

February 14, 2003

Market for Common Stock and Related Security Holder Matters

The stock of Harleysville Group Inc. is quoted on the Nasdaq National Market System, and assigned the symbol HGIC. At the close of business on March 5, 2003, the approximate number of holders of record of Harleysville Group Inc.'s common stock was 2,404 (counting all shares held in single nominee registration as one shareholder).

The payment of dividends is subject to the discretion of Harleysville Group Inc.'s Board of Directors, which each quarter considers, among other factors, Harleysville Group's operating results, overall financial condition, capital requirements and general business conditions. The present quarterly dividend of $0.165 per share paid in each of the third and fourth quarters of 2002 is expected to continue during 2003. As a holding company, one of Harleysville Group Inc.'s sources of cash with which to pay dividends is dividends from its subsidiaries. Harleysville Group Inc.'s insurance company subsidiaries are subject to state laws that restrict their ability to pay dividends. See Note 10 of the Notes to Consolidated Financial Statements.

The following table sets forth the amount of cash dividends declared per share, and the high and low bid quotations as reported by Nasdaq for Harleysville Group Inc.'s common stock for each quarter during the past two years.

2002	High	Low	Cash Dividends Declared
First Quarter	$27.26	$22.60	$.15
Second Quarter	32.37	24.46	.15
Third Quarter	27.87	19.57	.165
Fourth Quarter	29.05	23.32	.165

2001	High	Low	Cash Dividends Declared
First Quarter	$30.06	$20.44	$.14
Second Quarter	30.01	21.44	.14
Third Quarter	30.15	19.10	.15
Fourth Quarter	26.72	23.14	.15

Shareholder Information

Annual Shareholders' Meeting
Date: Wednesday, April 23, 2003
Time: 10:30 a.m.
Place: Corporate Headquarters

Corporate Headquarters
355 Maple Avenue
Harleysville, PA 19438-2297
215.256.5000

www.harleysvillegroup.com

Common Stock Information
Traded on the Nasdaq National Market System
Symbol: HGIC

Dividend Payment Schedule
Historically, dividends on Harleysville Group common stock have been paid quarterly in March, June, September and December.

Financial Information
In addition to this report and the accompanying proxy statement, the following information may be obtained by shareholders without charge from investor relations by – mail to Carol Manning (see address below); telephone (215.256.5020); fax (215.256.5601); or e-mail (investorrelations@harleysvillegroup.com):

- Forms 10-K, 10-Q and 8-K (if any) as filed with the Securities and Exchange Commission
- Quarterly reports to shareholders
- Prospectus with information about the company's dividend reinvestment and stock purchase plan

Investor Relations Contact
Carol D. Manning
Vice President, Investor Relations
Harleysville Group Inc.
355 Maple Avenue
Harleysville, PA 19438-2297

Registrar and Transfer Agent
Mellon Investor Services LLC
Overpeck Centre – 4th Floor
85 Challenger Road
Ridgefield Park, NJ 07660

Shareholder inquiries: 800.851.9677
www.mellon-investor.com

Board of directors

Officers

Harleysville Group Inc.

Walter R. Bateman
Chairman of the Board
and Chief Executive Officer

M. Lee Patkus
President and
Chief Operating Officer

Douglas A. Gaudet
Senior Executive Vice President,
Insurance Operations and
Chief Underwriting Officer

Mark R. Cummins
Executive Vice President,
Chief Investment Officer
and Treasurer

Catherine B. Strauss
Executive Vice President,
Human Resources and
Public Affairs

David K. Bond
Senior Vice President,
Commercial Lines

Roger A. Brown
Senior Vice President,
Secretary, General Counsel and
Chief Governance Officer

J. Richard Dowd
Senior Vice President,
Personal Lines

Keith A. Fry
Senior Vice President,
Field Operations

Robert J. Lockwood
Senior Vice President, Claims

Bruce J. Magee
Senior Vice President and
Chief Financial Officer

Timothy M. O'Malley
Senior Vice President, Marketing

Bonnie L. Rankin
Senior Vice President,
Business Process Consulting

E. Wayne Ratz
Senior Vice President and
Chief Information Officer

Robert G. Whitlock Jr.
Senior Vice President
and Chief Actuary

Angela K. Bauer
Vice President,
Planning and Finance

Roger J. Beekley
Vice President and Controller

Donna M. Dever
Vice President and
Associate General Counsel

Sallyanne Donovan
Vice President,
Field Claims Operations

John B. Elcock
Vice President, Applications
Systems and Services

Christopher W. Gold
Vice President, Personal Lines

Gary M. Harvey
Vice President and
Associate Actuary

Lawrence A. Hayes
Vice President,
Corporate Development

Steven M. Horner
Vice President,
Training and Development

Robert J. Jaso
Vice President,
Risk Management and
Corporate Reinsurance

Carol D. Manning
Vice President,
Investor Relations and
Mergers and Acquisitions

Blaine C. Marles
Vice President and Actuary

Kevin J. McArdle
Vice President, Communications

J. Gary Morris
Vice President and Senior Fixed
Income Portfolio Manager

Jesse P. Nelson
Vice President, Customer Services

Robert E. Smith
Vice President, Technology and
Production Services

Tamrah G. Thomas
Vice President, Marketing Research

Subsidiaries Chief Operating Officers

Daniel E. Barr
President,
Harleysville Lake States
Insurance Company

Dennis J. Otmaskin
President,
Harleysville Worcester
Insurance Company and
Harleysville Insurance
Company of New York

Thomas W. Glancy
Executive Vice President,
Harleysville Insurance Company

Branch Operations Resident Vice Presidents

Gregory S. Barth
Susquehanna Branch Office

Clinton Bothwell
Nashville Branch Office

Thomas E. Clark
New Jersey Branch Office

Regina M. Fleming
Allegheny Branch Office

Kevin P. Glancy
Richmond Branch Office

Robert L. Johnson
Greensboro Branch Office

Robert F. Keane
Harleysville Branch Office

Joseph B. Lesko
Chesapeake Branch Office

Harleysville

Good people to know

Harleysville Group Inc.
355 Maple Avenue
Harleysville, PA 19438-2297
www.harleysvillegroup.com